Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11605

SUPPLEMENT DATED JANUARY 21, 2022

TO OFFERING CIRCULAR DATED SEPTEMBER 29, 2021

NowRx, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated September 29, 2021 of NowRx, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Amend the section of the Offering Circular entitled “Directors, Executive Officers and Significant Employees” and
•	correct an error in the ownership table that appears in the Offering Circular.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company amends and restates the table that appears on page 36 of its Offering Circular and amends the section to include the biography of its new Chief Financial Officer, Mark Marlow, as follows:

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Cary Breese	Chief Executive Officer	55	June 24, 2015
Sumeet Sheokand	Chief Technology Officer	47	June 24, 2015
Mark Marlow	Chief Financial Officer	57	January 17, 2022
Directors
Cary Breese	Director	55	June 24, 2015
Sumeet Sheokand	Director	47	June 24, 2015
Barry Karlin	Director	67	January 2, 2018
Significant Employee
Melissa Bostock	Pharmacist-in-Charge	41	October 15, 2015

Mark Marlow, CFO

Mark Marlow has served as the company’s CFO since January 2022. Prior to serving as NowRx’s CFO Mark served as CFO and Treasurer of Virtual Radiologic Corp (Nasdaq: VRAD), a company that he helped found and grow into one of the largest Telemedicine providers in the United States from 2002 to 2008. During his tenure Mark successfully completed the company’s long term capitalization with private equity and a successful IPO in 2007.   From 1995 to 2002, Mark served as Vice President of Finance for WAM! NET where he successfully completed several large rounds of strategic equity financing, a successful high yield debt offering of $208 million dollars in 1998, and the company’s IPO in 2001. From 2010 to 2019 Mark was the Managing Partner of Omphalos Venture Partners, LLC, a Minneapolis based early-stage VC fund specializing in investments in Med Tech, Medical SAAS, RAAS and Healthcare B2B SAAS. Mark holds a B.S.B.A in Accounting and an MBA from the University of Minnesota’s Carlson School of Management. He is also a member of the American Institute of Certified Public Accountants and has held an NASD Series 7 General Securities License.  Mark is also a graduate of the United States Navy Surface Warfare Division Officers School located in Newport, RI in 1988.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The Company amends and restates the table that appears on page 38 of its Offering Circular as follows:

The following table sets out, as of June 30, 2021, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities, or having the right to acquire those securities. The table assumes that all options and warrants have vested. The company’s voting securities include all shares of Common Stock and all shares of Preferred Stock.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class
Cary Breese 6 Trapani Laguna Niguel, CA 92677	Common Stock	3,617,600		0	42.42%
Sumeet Sheokand 995 W. Homestead Road Sunnyvale, CA 94087	Common Stock	3,182,400		0	37.32%
Barry Karlin 120 Atherton Ave Atherton, CA 94027	Common Stock	1,700,000	(1)	0	19.94%
All current officers and directors as a group (3 people)	Common Stock	8,500,000		0	99.68%
New Direction IRA, Inc. 1070 West Century Drive Louisville, CO 80027	Series A Preferred Stock	3,124,028		0	35.29%
All current officers and directors as a group (3 people)	Series A Preferred Stock	445,229		0	5.04%
New Direction IRA, Inc. 1070 West Century Drive Louisville, CO 80027	Series B Preferred Stock	6,062,029		0	93.30%
All current officers and directors as a group (3 people)	Series B Preferred Stock	0		0	0%

(1)	All shares are owned by The Karlin Family Trust, of which Mr. Karlin is the trustee. As trustee, he exercises voting control over all shares.

OFFERING CIRCULAR DATED SEPTEMBER 29, 2021

NowRx, Inc.

2224 Old Middlefield Way

Mountain View, CA 94043

(650) 386-5761

www.nowrx.com

UP TO 7,002,801 SHARES OF SERIES C PREFERRED STOCK

UP TO 7,002,801 SHARES OF COMMON STOCK INTO WHICH THE SERIES C PREFERRED STOCK MAY CONVERT*

SEE “DESCRIPTION OF CAPITAL STOCK” AT PAGE 39

MINIMUM INVESTMENT: 95 SHARES $997.50

We are offering a minimum of 238,095 shares of Series C Preferred Stock and a maximum of 7,002,801 shares of Series C Preferred on a “best efforts” basis.

Until October 9, 2021, 10 days after the date this offering commences (the “ROFR Cutoff Date”), investors who purchased shares of the company’s Series B Preferred Stock in the 2019 Regulation A Offering (as defined herein) will have a right of first refusal (“ROFR”) to purchase up to 21,211 shares of Series C Preferred Stock (the “ROFR Maximum”) in this offering, which represents for each such investor their pro rata share of Series C Preferred Stock that will maintain their ownership interest in the company, assuming that the maximum of 7,002,801 shares of Series C Preferred Stock are sold in this offering. Investors exercising their ROFR may elect to purchase shares of Series C Preferred Stock, subject to the ROFR Maximum, plus additional shares of Series C Preferred Stock, that may be available in this offering, on a first-come first-served basis. In the event that the offering is fully subscribed before the ROFR Cutoff Date, the company will allocate up to the first 21,211 shares of Series C Preferred Stock available in this offering to those investors who exercise their ROFR then allocate the remaining shares on a first-come, first-served basis to new investors. If holders of Series B Preferred Stock do not exercise their rights for all of the shares subject to the ROFR, the company has 180 days from the ROFR Cutoff Date, or April 7, 2022, to sell the shares that were not taken up by those investors and meet the minimum offering amount for this offering. If the company fails to meet the minimum offering amount within that 180-day period, it must again offer the investors a right to purchase shares of Series C Preferred Stock. See “Description of Capital Stock – Series B Preferred Stock.”

	Price to Public	Underwriting discount and commissions**	Proceeds to Issuer
Per share of Series C Preferred Stock	$10.5000	$0.7106	$9.7894
SeedInvest Transaction Fee per share***	$0.21	--	--
Per Share Plus Transaction Fee	$10.71	--	--
Total Minimum with Transaction Fee***	$2,550,000.00	$212,500.00	$2,287,500.00
Total Maximum***	$75,000,000.00	$4,976,470.40	$68,552,937.60

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* The Series C Preferred Stock is convertible into Common Stock either at the discretion of the investor or automatically upon the occurrence of certain events, like effectiveness of registration of the Common Stock in an initial public offering. The total number of shares of the Common Stock into which the Series C Preferred Stock may be converted will be determined by dividing the original issue price per share by the conversion price per share. See “Description of Capital Stock” at page 39 for additional details.

** The company has engaged SI Securities, LLC to serve as its sole and exclusive placement agent to assist in the placement of its securities. The company will pay SI Securities, LLC in accordance with the terms of the Issuer Agreement between the company and SI Securities, LLC, a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part. SI Securities, LLC will receive an 8.5% commission on proceeds it raises up to $20,000,000, a 7.0% commission on the next $20,000,000 in proceeds it raises, a 6.0% commission on the next $20,000,000 in proceeds it raises, and a 5.0% commission on proceeds it raises in excess of $60,000,000. If the placement agent identifies all the investors and the maximum amount of securities is sold, the maximum amount the company would pay SI Securities, LLC is $4,976,470.40. This does not include transaction fees paid directly to SI Securities, LLC by investors. See “Plan of Distribution and Selling Securityholders” for details of compensation and transaction fees to be paid to the placement agent on page 46.

*** Investors will be required to pay directly to SeedInvest a Transaction Fee equal to 2% of the investment amount at the time of the investors’ subscription, up to $300. The Transaction Fee paid by any individual investor will be included as part of the aggregate purchase price paid by the investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) of Regulation A under the Securities Act. The offering table shows the effect of this Transaction Fee as if all investors paid the Transaction Fee equal to 2% of the amount invested. This fee will be promptly refunded in the event the company does not reach its minimum target amount of $2,500,000 (the “Minimum Target Amount”), excluding the Transaction Fee paid directly to SeedInvest. Investors may invest directly with the company, without utilizing the SeedInvest platform, to avoid paying the Transaction Fee equal to 2% of the investment amount at the time of the investors’ subscription. The company must reach its Minimum Target Amount via subscriptions through SeedInvest prior to accepting direct investments. See “Plan of Distribution and Selling Securityholders” for additional discussion of this Transaction Fee. Assuming the offering is fully-subscribed and all investors utilized the SeedInvest platform, and all investors paid the Transaction Fee equal to 2% of the amount invested, investors would pay SeedInvest total Transaction Fees of $1,470,588.24. This amount is included in the Total Maximum offering amount since it counts towards the rolling 12-month maximum offering amount that the company is permitted to raise under Regulation A. However, it is not included in Proceeds to Issuer Before Expenses.

The company expects that the amount of expenses of the offering that it will pay will be approximately $57,000, not including commissions or state filing fees.

The company has engaged The Bryn Mawr Trust Company of Delaware as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors, and assuming we sell a minimum of $2,500,000 in securities, may hold a series of closings at which we receive the funds from the escrow agent and issue the securities to investors.  The offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company in its sole discretion. In the event we have not sold the minimum amount of securities by April 7, 2022, which date is 180 days after the ROFR Cut-Off Date, or sooner terminated by the company, any money tendered by potential investors will be promptly returned by the Escrow Agent. The company may undertake one or more closings on a rolling basis once the minimum offering amount is sold. After each closing, funds tendered by investors will be available to the company. The offering is being conducted on a “best-efforts” basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

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This offering is inherently risky. See “Risk Factors” on page 5.

Sales of these securities will commence on approximately September 29, 2021.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

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In this Offering Circular, the term “NowRx,” ”we,” “us” or “the company” refers to NowRx, Inc. and its consolidated subsidiary NowRx Telehealth, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

As an issuer with less than $1 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act of 1934, as amended. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

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●	will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

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SUMMARY

Overview

NowRx is an on-demand pharmacy, leveraging the latest in software technology, artificial intelligence, robotics and logistics to provide the most convenient pharmacy experience available, with free same-day delivery of prescription medications, thereby avoiding the need to ever visit the pharmacy. Expedited one-hour delivery is also offered for a $5.00 charge. All pharmacy services are provided from a low cost, highly automated “virtual pharmacy” location, utilizing end-to-end robotic dispensing (“One-Click Fill”) and artificially intelligent chat bots, coupled with NowRx drivers and plug-in electric vehicles, to provide a more efficient and effective pharmacy experience for busy customers. Customers can easily and conveniently access NowRx services through the NowRx mobile app, text, telephone or through virtual voice-activated assistants such as Google Home.

NowRx’s business automatically generates a substantial database recording a wealth of medical prescription data affording the company the opportunity to develop, using machine-learning techniques, powerful tools to initiate pharmacy interventions for patients more likely to miss a dose or refill, thereby providing better medication adherence and improved health outcomes.

NowRx is part of the rapidly growing on-demand economy, which is increasingly attracting consumers who are drawn by the user experience, added convenience and other benefits it provides. Recent studies show on-demand services have already moved beyond early adopters and are gaining traction among mainstream consumers who require that platforms be user-friendly and safe.1

Our Products and Services

NowRx is a fully licensed retail pharmacy that provides free same-day delivery of prescription drugs and some over-the-counter medications. For an additional $5.00, the company provides an expedited 1-hour delivery service for in-stock pharmaceuticals. We offer our services through the NowRx app, by text, by telephone and through virtual assistants such as Google Home. Physicians are able to send prescriptions to NowRx through electronic prescribing, fax, the NowRx app or telephone. Current services provided include fulfilling new prescriptions or refills, transferring prescriptions from other pharmacies, pharmacist consultation via phone, and application of drug manufacturer coupons.

The Opportunity

NowRx is responding to the rapidly increasing consumer demand for services delivered same-day and managed by convenience of mobile apps, chat bots and voice-activated assistants. The on-demand economy has already attracted more than 22.4 million consumers annually and $57.6 billion in spending.2 Total prescription dispensing revenues of retail, mail, long-term care, and specialty pharmacies reached a record $465 billion in 2020.3 We believe it’s only a matter of time before the bulk of the pharmacy industry will fulfill customer needs through same-day delivery and customers standing in line at a pharmacy counter will be a thing of the past. By offering a much more convenient, efficient, and zero cost service, NowRx eliminates the need for its customers to ever visit crowded pharmacies, enabling them to stay at home with their families or remain in their office or at their place of business. Furthermore, NowRx increases the likelihood of timely prescription fills, encourages medication adherence, reduces the number of missed refills, ultimately reducing costs to health plan insurers and providing better consumer health.  For employers, NowRx can improve worker productivity by eliminating time employees spend off-campus having prescriptions filled and reduce overall health plan costs through better medication compliance.

Strategy

The NowRx team believes that free same-day delivery will ultimately dominate the industry, becoming the standard of practice as consumers increasingly demand more convenience in their lives, with same-day, and even same-hour delivery, eventually becoming a standard service. The opportunity for differentiation, therefore, is not just through delivery but rather with what happens inside the pharmacy, in the “back-end” where the insurance processing, physician coordination, inventory management, customer service interactions, and dispensing occur. It is inside the pharmacy processing where there exist multiple opportunities for service failures, that is, breakdowns in processes that make it next to impossible for a customer to receive prescriptions on the same day, including but not limited to: 1) problems with insurance coverage, 2) confusion or errors with the prescription as submitted by physician, 3) poor inventory management leading to out of stock issues, 4) delayed or insufficient communication with patients regarding authorization, insurance, payment info, etc., and 5) coordination regarding delivery windows, and other logistic issues.

1 “The On-Demand Economy is Growing, and Not Just for the Young and Wealthy”, Harvard Business Review, April 14, 2016.

2 “The On-Demand Economy is Growing, and Not Just for the Young and Wealthy”, Harvard Business Review, April 14, 2016.

3 The 2021 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, February 2021.

NowRx’s strategy is to redesign the entire pharmacy technology stack using robotics, AI and other software automation to create:

•	A clearly differentiated customer and physician experience, based on completely frictionless processing and free same-day/$5 same-hour delivery; and
•	Highly automated, low-cost dispensing and efficient delivery from micro-fulfilment locations; and
•	A high ROI growth model through physician referrals;

focusing on the following four (4) critical areas:

1.	Technology strategy. The focus of NowRx’s technology strategy is to continue to advance its powerful back-office technology infrastructure incorporating seamless insurance adjudication, end-to-end robotic dispensing, two-way electronic physician communication, predictive inventory using machine learning, and delivery logistics. NowRx has developed its own pharmacy management system certified by SureScripts Health Alliance network, freeing NowRx from any external technological dependencies for core pharmacy functions, and creating what management believes is a defensible competitive advantage.
2.	Product strategy. NowRx will continue to evolve its product offering, focusing on two areas: rendering the customer experience as easy and convenient as possible, and secondly leveraging the company database to improve medication adherence. The company currently enables prescriptions to be ordered via the NowRx app, text, fax, email or telephone as well as through technology assistant tools such as Google Home. Each of these tools will continue to be upgraded to assure the most convenient, simplest, and fastest possible means of completing an order.
3.	Geographical coverage strategy. NowRx expects in the next 18 months to expand its footprint nationwide, focusing first on the top twenty metropolitan areas in the United States. Geographical coverage is driven by a clustering approach, opening successive fulfilment locations within a target territory (typically about 10-15 miles distant), thereby providing seamless service in a given region. We believe that clustering, by virtue of higher customer density, provides the most cost efficient vehicle both operationally (lowest possible prescription fulfillment and delivery cost) and from a marketing perspective (lowest possible customer acquisition cost).
4.	Marketing strategy. In the short-term, NowRx will continue to focus its marketing strategy on resource efficient channels such as physicians and healthcare facilities. Physician referrals carry considerable weight with patients who see little downside in trying the service. We believe the clustering approach will result in an increasingly lower customer acquisition cost as the company adds more contiguous locations. Word of mouth both from physicians and consumers themselves grows geometrically as the company expands its base. Consumer marketing via social media and other traditional media channels will be highly selective in the short term but grow as the company scales up in a given region in which it has achieved a critical mass of customers.

The Offering

Securities offered:	Maximum of 7,002,801 shares of Series C Preferred Stock convertible into shares of Common Stock

Right of First Refusal to Series B Preferred Stock Investors

On September 20, 2019, the company commenced an offering pursuant to Regulation A under the Securities Act (the “2019 Regulation A Offering”), pursuant to which it sold 7,002,801 shares of Series B Preferred Stock. Under the terms of the subscription agreement executed by investors in that offering, the company granted investors who invested $250,000 or more a right of first refusal (“ROFR”) to participate in the company’s next equity offering. On the date this offering commences, the company will send notice to the investors who purchased $250,000 or more in shares of Series B Preferred Stock in the 2019 Regulation A Offering (the “ROFR Investors”). The ROFR Investors collectively have a right of first refusal to purchase up to 21,211 shares of Series C Preferred Stock (the “ROFR Maximum”) in this offering in order to maintain their pro rata ownership of the company’s voting stock, assuming that the maximum of 7,002,801 shares of Series C Preferred Stock are sold in this offering. ROFR Investors will have until the ROFR Cutoff Date, which is 10 days after the commencement of this offering, to indicate their intention and to subscribe to purchase the shares of Series C Preferred Stock pursuant to the ROFR. Investors exercising their ROFR may elect to purchase shares of Series C Preferred Stock, subject to the ROFR Maximum, plus additional shares of Series C Preferred Stock that may be available in this offering, on a first-come, first-served basis. If ROFR Investors do not exercise their rights for all of the shares subject to the ROFR, the company has 180 days from the ROFR Cutoff Date, or April 7, 2022, to sell the shares that were not taken up by those investors and meet the minimum offering amount for this offering. If the company fails to meet the minimum offering amount within that 180-day period, it must again offer the investors a right to purchase shares of Series C Preferred Stock. See “Description of Capital Stock – Series B Preferred Stock.”

Series A Preferred Stock outstanding before the offering:	8,853,173 shares

Series B Preferred Stock outstanding before the offering:	6,497,179 shares

Series C Preferred Stock outstanding before the offering: (1)	438,736 shares

Common Stock outstanding before the offering: (2)	8,600,000 shares

Use of proceeds:	The net proceeds of the offering will be used to increase our research and development in pharmacy automation technology, accelerate our growth into new geographical regions and markets, and expand operations to meet increasing consumer demand.

(1) Assuming company raises at least $1,000,000 in this offering, assumes conversion of outstanding KISS agreements (Keep it Simple Security) and SAFE securities (Simple Agreements for Future Equity) into shares of Series C Preferred Stock immediately prior to the initial closing of this offering.

(2)  Does not include shares issuable upon the exercise of options issued under the 2015 Stock Incentive Plan, shares allocated for issuance pursuant to the plan, outstanding warrants or shares into which the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock may convert.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•	We could be adversely affected by a decrease in the introduction of new brand name and generic prescription drugs as well as increases in the cost to procure prescription drugs.
•	We derive a significant portion of our sales from prescription drug sales reimbursed by a limited number of pharmacy benefit management companies.
•	Reductions in third party reimbursement levels, from private or government agency plans, and potential changes in industry pricing benchmarks for prescription drugs could materially and adversely affect our results of operations.
•	A shift in pharmacy mix toward lower margin plans and programs could adversely affect our results of operations.
•	We operate in a highly competitive industry that is dominated by several very large, well-capitalized market leaders and constantly evolving. New entrants to the market, existing competitor actions, or other changes in market dynamics could adversely impact us.
•	Consolidation in the healthcare industry could adversely affect us.
•	We purchase a substantial portion of our brand name and generic drugs from a single wholesaler. A disruption in this relationship may have a negative effect on us.
•	If we do not maintain the privacy and security of sensitive customer and business information, it could damage our reputation and we could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.
•	Because we store, process and use data that contains personal information, we are subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in customer retention, any of which could harm our business.
•	We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt our business operations.
•	A significant change in, or noncompliance with, government regulations and other legal requirements could have a material adverse effect on our reputation and profitability.
•	We could be adversely affected by product liability, product recall, personal injury or other health and safety issues.
•	We only operate from one location. If we do not establish additional locations, we may not be able to successfully implement growth.
•	We could be adversely affected by a failure to correctly deliver prescriptions.

•	Our failure to attract and retain highly qualified personnel in the future could harm our business.
•	The company has a history of losses, and may not achieve or maintain profitability in the future.
•	We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.
•	The auditor included a “going concern” note in its audit report.
•	Some investors have more rights than others.
•	If you fail to vote your shares, the company’s president may vote them instead.
•	Investors in this offering must vote their shares to approve of certain future events, including our sale.
•	Your ability to transfer your securities may be limited.
•	The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.
•	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
•	This investment is illiquid.

RISK FACTORS

The Commission requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We could be adversely affected by a decrease in the introduction of new brand name and generic prescription drugs as well as increases in the cost to procure prescription drugs.  The profitability of our business depends upon the utilization of prescription drugs. Utilization trends are affected by, among other factors, the introduction of new and successful prescription drugs as well as lower-priced generic alternatives to existing brand name drugs. Inflation in the price of drugs also can adversely affect utilization, particularly given the increased prevalence of high-deductible health insurance plans and related plan design changes. New brand name drugs can result in increased drug utilization and associated sales, while the introduction of lower priced generic alternatives typically results in relatively lower sales, but relatively higher gross profit margins. Accordingly, a decrease in the number or magnitude of significant new brand name drugs or generics successfully introduced, delays in their introduction, or a decrease in the utilization of previously introduced prescription drugs could materially and adversely affect our results of operations.

In addition, if we experience an increase in the amounts we pay to procure pharmaceutical drugs, including generic drugs, it could have a material adverse effect on our results of operations. Our gross profit margins would be adversely affected to the extent we are not able to offset such cost increases. Any failure to fully offset any such increased prices and costs or to modify our activities to mitigate the impact could have a material adverse effect on our results of operations. Additionally, any future changes in drug prices could significantly differ from our expectations.

We derive a significant portion of our sales from prescription drug sales reimbursed by a limited number of pharmacy benefit management companies and other third party payors. We derive a significant portion of our sales from prescription drug sales reimbursed through prescription drug plans administered by a limited number of pharmacy benefit management (“PBM”) companies. PBM companies typically administer multiple prescription drug plans that expire at various times and provide for varying reimbursement rates, and often limit coverage to specific drug products on an approved list, known as a formulary, which might not include all of the approved drugs for a particular indication. We cannot assure you that we will continue to participate in any particular PBM company’s pharmacy provider network in any particular future time period. If our participation in the pharmacy provider network for a prescription drug plan administered by one or more of the large PBM companies is restricted or terminated, we expect that our sales would be adversely affected, at least in the short-term. If we are unable to replace any such lost sales, either through an increase in other sales or through a resumption of participation in those plans, our operating results could be materially and adversely affected. If we exit a pharmacy provider network and later resume participation, we cannot assure you that we will achieve any particular level of business on any particular pace, or that all clients of the PBM company will choose to include us again in the pharmacy network for their plans, initially or at all. In addition, in such circumstances we may incur increased marketing and other costs in connection with initiatives to regain former patients and attract new patients covered by such plans.

Reductions in third party reimbursement levels, from private or government agency plans, and potential changes in industry pricing benchmarks for prescription drugs could materially and adversely affect our results of operations. The substantial majority of the prescriptions we fill are reimbursed by third-party payors, including private and government agency payors. The continued efforts of health maintenance organizations, managed care organizations, PBM companies, government agencies, and other third-party payors to reduce prescription drug costs and pharmacy reimbursement rates, as well as litigation and other legal proceedings relating to how drugs are priced, may adversely impact our results of operations. Typically, health plan changes with rate adjustments often occur in January and our reimbursement arrangements may provide for rate adjustments at prescribed intervals during their term. In addition, in an environment where some PBM company clients utilize narrow or restricted pharmacy provider networks, some of these entities may offer pricing terms that we may not be willing to accept or otherwise restrict our participation in their networks of pharmacy providers.

Changes in political, economic and regulatory influences also may significantly affect healthcare financing and prescription drug reimbursement practices. For example, there have been multiple attempts through legislative action and legal challenges to repeal or amend the Patient Protection and Affordable Care Act (“ACA”). We cannot predict whether current or future efforts to repeal or amend these laws will be successful, nor can we predict the impact that such a repeal or amendment and any subsequent legislation would have on our business and reimbursement levels. There have also been a number of other proposals and enactments by the federal government and various states to reduce Medicare Part D and Medicaid reimbursement levels in response to budget deficits, and we expect additional proposals in the future. We cannot assure you that recent or future changes in prescription drug reimbursement policies and practices will not materially and adversely affect our results of operations. Efforts to control healthcare costs, including prescription drug costs, are continuous and reductions in third party reimbursement levels could materially and adversely affect our results of operations.

In addition, many payors are increasingly considering new metrics as the basis for reimbursement rates, such as average sales price, average manufacturer price, and actual acquisition cost. It is possible that the pharmaceutical industry or regulators may evaluate and/or develop an alternative pricing reference to replace average wholesale price, which is the pricing reference used for many of our contracts. Future changes to the pricing benchmarks used to establish pharmaceutical pricing, including changes in the basis for calculating reimbursement by third-party payors, could adversely affect us.

A shift in pharmacy mix toward lower margin plans and programs could adversely affect our results of operations. We seek to grow prescription volume while operating in a marketplace with continuous reimbursement pressure. A shift in the mix of pharmacy prescription volume towards 90-day, Medicare or other programs offering lower reimbursement rates could adversely affect our results of operations. We currently offer limited 90-day fulfillments. In addition, preferred Medicare Part D networks have increased in number in recent years; however, we do not participate in all such networks. In the future, we may accept lower reimbursement rates in order to secure preferred relationships with Medicare Part D plans serving senior patients with significant pharmacy needs. We intend to develop and expand our relationships with commercial third-party payors to enable new and/or improved market access via participation in the pharmacy provider networks they offer. If we are not able to generate additional prescription volume from patients participating in these programs that is sufficient to offset the impact of lower reimbursement, or if the degree or terms of our participation in such preferred networks declines from current levels in future years, our results of operations could be materially and adversely affected.

Declines in reimbursement rates that insurance companies pay for prescription medications may adversely impact our gross profit margin and ability to achieve profitability. Our primary source of revenue is based on reimbursements from customer’s health insurance plans, which are largely beyond our control. Reimbursement rates tend to vary over time and across products and health plans. Generally, we have experienced a broader trend of decreasing reimbursement rates impacting our gross profit margin. Although increased sales of OTC products and an increase in our purchasing power to lower our costs of goods sold may offset declining reimbursement rates to some extent, further declines in reimbursement rates may continue to adversely impact our gross profit margins and ability to achieve profitability.

We operate in a highly competitive industry that is dominated by several very large, well-capitalized market leaders and constantly evolving. New entrants to the market, existing competitor actions, or other changes in market dynamics could adversely impact us.  The level of competition in the retail pharmacy and pharmaceutical wholesale industries is high, with several very large, well-capitalized competitors holding a majority share of the market. Changes in market dynamics or actions of competitors or manufacturers, including industry consolidation and the emergence of new competitors and strategic alliances, could materially and adversely impact our business. Disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and make timely and effective changes to our strategies and business model to compete effectively. We face intense competition from local, regional, national and global companies, including drugstore and pharmacy chains, independent drugstores and pharmacies, mail-order pharmacies and various other online retailers, some of which are aggressively expanding in California and markets we may seek to enter. Competition may also come from other sources in the future. As competition increases, a significant increase in general pricing pressures could occur, which could require us to reevaluate our pricing structures to remain competitive. For example, if we are not able to anticipate and successfully respond to changes in market conditions, it could result in a loss of customers or renewal of contracts or arrangements on less favorable terms.

Consolidation in the healthcare industry could adversely affect us. Many organizations in the healthcare industry have consolidated in recent years to create larger healthcare enterprises with greater bargaining power, which has resulted in greater pricing pressures on pharmaceuticals. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further pressure on the prices for our products and services. If these pressures result in reductions in our prices, our business would become less profitable unless we are able to achieve corresponding reductions in costs or develop profitable new revenue streams.

We expect that market demand, government regulation, third-party reimbursement policies, government contracting requirements, and societal pressures will continue to cause the healthcare industry to evolve, potentially resulting in further business consolidations and alliances and increased vertical integration among the industry participants we engage with, which may adversely impact our business operations, financial condition and results of operations.

We purchase a substantial portion of our brand name and generic drugs from a single wholesaler. A disruption in this relationship may have a negative effect on us. We purchase approximately 85% of our brand name and generic drugs from a single wholesaler, McKesson. The remaining 15% is sourced from Independent Pharmacy Cooperative (“IPC”) and several small suppliers. Because McKesson acts as a wholesaler for drugs purchased from ultimate manufacturers worldwide, any disruption in the supply of a given drug, including supply shortages of key ingredients, or regulatory actions by domestic or foreign government agencies, or specific actions taken by drug manufacturers, could adversely impact McKesson's ability to fulfill our demands, which could adversely affect us. While we believe that alternative sources of supply for most generic and brand name pharmaceuticals are readily available, a significant disruption in our relationship with McKesson or IPC could make it difficult for us to continue to operate our business on a regular basis until we execute a replacement wholesaler agreement or develop and implement self-distribution processes. We believe we could obtain and qualify alternative sources, including through self-distribution, for substantially all of the prescription drugs we sell on an acceptable basis, and accordingly that the impact of any disruption would be temporary.

If we do not maintain the privacy and security of sensitive customer and business information, it could damage our reputation and we could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny. Our operations are dependent on our information systems and the information collected, processed, stored, and handled by these systems. We rely heavily on our computer systems to manage our ordering, pricing, fulfillment, inventory replenishment, claims processing and other processes. Throughout our operations, we receive, retain and transmit certain confidential information, including personally identifiable information that our customers provide to purchase products or services, interact with our personnel, or otherwise communicate with us. In addition, for these operations, we depend in part on the secure transmission of confidential information over public networks. Our information systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches, including credit card or personally identifiable information breaches, coordinated cyber attacks, vandalism, catastrophic events and human error. Although we deploy a layered approach to address information security threats and vulnerabilities, including ones from a cyber security standpoint, designed to protect confidential information against data security breaches, a compromise of our information security controls or of those businesses with whom we interact, which results in confidential information being accessed, obtained, damaged, or used by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions and claims from customers, financial institutions, payment card associations and other persons, any of which could adversely affect our business, financial position, and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may not be able to anticipate these techniques or to implement adequate preventative measures. In addition, a security breach could require that we expend substantial additional resources related to the security of information systems and disrupt our businesses.

Because we store, process and use data that contains personal information, we are subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in customer retention, any of which could harm our business. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements across businesses. We are required to comply with increasingly complex and changing data privacy regulations. Complying with these and other changing requirements could cause us to incur substantial costs and require us to change our business practices in certain jurisdictions, any of which could materially adversely affect our business operations and operating results. We may also face audits or investigations by one or more government agencies relating to our compliance with these regulations. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged and we could be subject to additional litigation and regulatory risks. Our security measures may be undermined due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data systems and misappropriate business and personal information. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and potentially have a material adverse effect on our business operations, financial condition and results of operations.

We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt our business operations. We accept payments using a variety of methods, including cash, checks, credit and debit cards, gift cards and mobile payment technologies such as Apple Pay™, and we may offer new payment options over time. Acceptance of these payment options subjects us to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. These requirements and related interpretations may change over time, which could make compliance more difficult or costly. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which could increase over time and raise our operating costs. We rely on third parties to provide payment-processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. If these companies become unable to provide these services to us, or if their systems are compromised, it could disrupt our business. The payment methods that we offer also subject us to potential fraud and theft by persons who seek to obtain unauthorized access to or exploit any weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements, or if data is compromised due to a breach or misuse of data relating to our payment systems, we may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments could be impaired. In addition, our reputation could suffer and our customers could lose confidence in certain payment types, which could result in higher costs. As a result, our business and operating results could be adversely affected.

A significant change in, or noncompliance with, government regulations and other legal requirements could have a material adverse effect on our reputation and profitability. We operate in a complex, highly regulated environment and our operations could be adversely affected by changes to existing legal requirements including the related interpretations and enforcement practices, new legal requirements and/or any failure to comply with applicable regulations. Our business is subject to numerous federal, state and local regulations including licensing and other requirements for pharmacies and reimbursement arrangements. The regulations to which we are subject include, but are not limited to: federal and state registration and regulation of pharmacies and drug discount card programs; dispensing and sale of controlled substances and products containing pseudoephedrine; applicable governmental payor regulations including Medicare and Medicaid; data privacy and security laws and regulations including those under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); the ACA or any successor to that act; laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous substances; regulations regarding food and drug safety including those of the Food and Drug Administration (“FDA”) and Drug Enforcement Administration (“DEA”), trade regulations including those of the Federal Trade Commission, and consumer protection and safety regulations including those of the Consumer Product Safety Commission, as well as state regulatory authorities, governing the availability, sale, advertisement and promotion of products we sell; anti-kickback laws; false claims laws; laws against the corporate practice of medicine; and federal and state laws governing health care fraud and abuse and the practice of the profession of pharmacy. For example, the DEA, FDA and various other regulatory authorities regulate the distribution and dispensing of pharmaceuticals and controlled substances. We are required to hold valid DEA and state-level licenses, meet various security and operating standards and comply with the federal and various state controlled substance acts and related regulations governing the sale, dispensing, disposal, holding and distribution of controlled substances. The DEA, FDA and state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations.

Changes in laws, regulations and policies and the related interpretations and enforcement practices may alter the landscape in which we do business and may significantly affect our cost of doing business. The impact of new laws, regulations and policies and the related interpretations and enforcement practices generally cannot be predicted, and changes in applicable laws, regulations and policies and the related interpretations and enforcement practices may require extensive system and operational changes, be difficult to implement, increase our operating costs and require significant capital expenditures. Untimely compliance or noncompliance with applicable laws and regulations could result in the imposition of civil and criminal penalties that could adversely affect the continued operation of our business, including:  suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in or exclusion from government programs, including the Medicare and Medicaid programs; loss of licenses; and significant fines or monetary penalties. Any failure to comply with applicable regulatory requirements could result in significant legal and financial exposure, damage our reputation, and have a material adverse effect on our business operations, financial condition and results of operations.

We could be adversely affected by product liability, product recall, personal injury or other health and safety issues. We could be adversely impacted by the supply of defective or expired products, including the infiltration of counterfeit products into the supply chain, errors in re-labeling of products, product tampering, product recall and contamination or product mishandling issues. We are also exposed to risks relating to the services we provide. Errors in the dispensing and packaging of pharmaceuticals, including related counseling, and in the provision of other healthcare services could lead to serious injury or death. Product liability or personal injury claims may be asserted against us with respect to any of the pharmaceuticals we sell or services we provide. Should a product or other liability issue arise, the coverage limits under our insurance programs and the indemnification amounts available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain this insurance on acceptable terms in the future. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and results of operations.

We only operate in a few geographic areas. Our growth plan depends on establishing our service in new geographic areas. If we are not able to establish additional locations in new geographic areas, we may not be able to successfully implement our planned growth.  As of June 30, 2021, we operate 8 micro-fulfillment facilities in the Bay Area, Los Angeles and Orange County, California, as well as, the Phoenix, Arizona metropolitan area. In order to continue to grow our business and extend our market position, we will need to establish more micro-fulfilment centers in other patient-dense geographies throughout the United States, including receiving the necessary licenses and permits. Our longer-term strategy is to expand to additional areas across the Western United States, including Seattle, Portland, San Diego, Las Vegas, and ultimately to the rest of the country. Any expansion plans will be based on the competitive landscape, partnerships, continued access to expansion capital and other strategic considerations. Our ability to expand the market for our products and services depends on a number of factors, including, among others, the cost of establishing and operating micro-fulfilment centers, continued customer acceptance of app or web-enabled ordering, our ability to efficiently scale customer acquisition and our ability to attract more physicians who can refer their patients to our services. If we are unable to expand to other areas and/or scale customer acquisition at a cost that provides acceptable long-term return, we may not be able to successfully grow our business.

We could be adversely affected by a failure to correctly deliver prescriptions. Proof of customer receipt is required for all deliveries of prescription medications, including especially deliveries of narcotics or other controlled drugs, designated as Schedule 2 through 5, where we also require a customer to present picture identification to the driver in addition to providing a digital signature. In certain circumstances, for non-controlled substances and with prior approval of the patient, our drivers are permitted to leave the delivery on the customer door-step and we request subsequent confirmation from the customer via text or app that they successfully received the delivery. In these circumstances, the driver also takes a photo of the package on the customer doorstep using the NowRx driver-side app, Wheels, which digitally stamps the photo with GPS coordinates, time and date and stores it in the customer file. The company’s technology also maintains detailed digital records of delivery routes and delivery stops for each delivery driver at each moment in time, and utilizes sophisticated software to identify delivery address and customer identity. Despite these precautions and technological systems, there remains a small risk that the delivery will be made incorrectly, whether because a prescription is delivered to the wrong address, the wrong medication is left at the right address, the right medication is left at the wrong address, the customer claims the medication was never delivered, or the medication is stolen by a third party. In such instances of mistaken delivery, we could suffer reputational damage or regulatory or financial harm.

Our failure to attract and retain highly qualified personnel in the future could harm our business. As the company grows, it will be required to hire and attract additional qualified professionals such as pharmacists, pharmacist technicians, accounting, legal, finance, service and engineering experts. The company may not be able to locate or attract qualified individuals for such positions, which will affect the company’s ability to grow and expand its business.

The company has a history of losses, and may not achieve or maintain profitability in the future. The company has operated at a loss since inception and has raised additional capital and borrowed funds to meet its growth needs. We expect to make significant future investments in order to develop and expand our business and develop more advanced technology to operate more efficiently, which we believe will result in additional sales and marketing and general and administrative expenses that will require increased sales to recover these additional costs. While net sales have grown in recent periods, this growth may not be sustainable or sufficient to cover the costs required to successfully compete. While the company believes its research and development in automation technology will continue to reduce pharmacy labor and operating expense, these technologies are state of the art and have not yet been proven in the industry, so the anticipated gains in efficiency are somewhat uncertain and may not emerge as anticipated. Delivery efficiency, and the resulting reduction in delivery expense, represents a significant factor in the company’s future profitability. As the company gains more customer penetration in the markets in which it operates, we expect more deliveries per square mile per hour will generally result in more efficient routing and higher deliveries per driver per hour (driver-hour). In addition, the company uses state of the art pharmacy management software algorithms to triage new and refill orders to further optimize routing and increase delivery per driver-hour. Should the market penetration and resulting customer density or the algorithms not perform as anticipated, the company may not be able to reduce delivery costs to a level sufficient to achieve sustained profitability. The company anticipates that our purchasing power with the wholesale providers will increase as we scale the business, and that this increased purchasing power will lower the price we pay to the wholesalers and reduce our cost of goods sold. The company may not be able to achieve sufficient size and/or the dynamics of the wholesale market may change, and this reduction in cost of goods sold may not materialize. The company plans to meaningfully increase average revenue per order (“basket size”) and gross profit per order through the sale of over-the-counter medications and related products. If the company is not successful in its efforts to market and sell these additional products, the increase in basket size and gross profit per order may not materialize as anticipated.

We are and may continue to be impacted by the worldwide economic downturn due to the COVID-19 pandemic. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 spread to many countries, including the United States, and in March 2020 was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 intensified and the United States, Europe and Asia implemented severe travel restrictions and social distancing. The impacts of the outbreak continue to evolve. A widespread health crisis adversely affected and could continue to affect the global economy, resulting in an economic downturn and slow recovery that could negatively impact the value of the company’s shares and investor demand for shares generally.

The continued spread of COVID-19 led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally or impacts consumer demand for prescription drugs.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses. In order to fund future growth and development, the company will likely need to raise additional funds in the future by offering shares of its common or preferred stock and/or other classes of equity or debt that convert into shares of common or preferred stock, any of which offerings would dilute the ownership percentage of investors in this offering. See “Dilution.” Furthermore, if the company raises debt, the holders of the debt would have priority over holders of common and preferred stock and the company may accept terms that restrict its ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the company, its business, development, financial condition, operating results or prospects.

The auditor included a “going concern” note in its audit report. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Some investors have more rights than others. As discussed below in “Description of Capital Stock,” the subscription agreement for this offering will provide information rights to investors who invest more than $50,000 in this offering and the right to participate in future financings on more favorable terms to investors who invest more than $250,000 in this offering.

If you fail to vote your shares, the company’s board of directors may vote them instead. The terms of the Series C Preferred Stock set forth in the company’s amended and restated certificate of incorporation includes a voting procedure. If holders of Series C Preferred Stock fails to take action to vote the holders’ shares within a specified period of time, in certain circumstances, the company’s board of directors will be authorized to vote on behalf of such shares that failed to vote in the board of directors’ discretion. See “Description of Capital Stock – Series C Preferred Stock – Voting Procedure.”

Investors in this offering must vote their shares to approve of certain future events, including our sale. The subscription agreement that investors will execute in connection with the offering contains a “drag-along provision” related to the sale of the company whereby investors and their transferees agree to vote any shares they own in the same manner as the majority holders of our other classes of voting stock. Specifically, and without limitation, if the board of directors and majority holders of our other classes of stock may determine to sell the company, depending on the nature of the transaction, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests. Furthermore, if the consideration in such a sale includes securities and an investor’s receipt of such securities requires registration or qualification under securities laws or the provision to the investor of any information other than such information as would generally be available in an offering under Regulation D, the company may instead pay the investor in cash in lieu of such securities. See “Description of Capital Stock – Series C Preferred Stock – Drag Along Right.”

Your ability to transfer your securities may be limited. The subscription agreement that investors will enter into contains a “market stand-off” provision applicable to shares of the Series C Preferred Stock in the event of an initial public offering, which may limit or delay an investor’s ability to transfer shares of Common Stock for a period of time surrounding such an offering. See “Description of Capital Stock” for further information.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

This investment is illiquid. There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

The value of your investment may be diluted if the company issues additional options. A pool of unallocated options is typically reserved for future employees, which affects the fully-diluted pre-money valuation for this offering. The price per share of the Series C Preferred Stock has been calculated assuming a 1.01% post-money unallocated option pool, which will likely not account for all additional options the company will issue after the offering and will likely not provide adequate protection against the dilution investors may face due to such additional issuances. Any option issuances by the company over the 1.01% pool will lower the value of your shares.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares of Series C Preferred Stock with the effective cash price paid by existing stockholders and assuming that the shares are sold at $10.50 per share. The table presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the Commission requires. The share numbers and amounts in this table assume conversion of all outstanding options into shares of Common Stock at weighted average exercise price. The dilution disclosures contained in this section are based upon the instruments issued and outstanding as of June 30, 2021, the date of our latest audited financial statements.

	Dates Issued	Issued Shares	Potential Shares	Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Common Shares	2015-2021	8,600,000		8,600,000	$0.0005	(1)
Outstanding Stock Options (2)	2015-2021		805,545	805,545	$0.2300	(3)
Series A Preferred Stock	2015 -2019	8,853,173		8,853,173	$1.2435	(4)
Series B Preferred Stock	2019-2020	6,497,179		6,497,179	$3.4033
Warrants (6)	2020		33,045	33,045	$0.0303
KISS Agreement (5)	2020		172,831	172,831	$4.4534
Total Common Share Equivalents (7)		23,950,352	1,011,421	24,961,773	$1.3653
Investors in this offering, assuming $75 million raised (5)		7,002,801		7,002,801	$10.5000
Total after inclusion of this offering		30,953,153	1,011,421	31,964,574	$3.3665

(1)	Common shares issued for $0.0001/share in 2015 inception year.
(2)	Assumes conversion at exercise price of all outstanding options. Excludes an additional 256,411 shares of Common Stock reserved for issuance under the 2015 Stock Incentive Plan.
(3)	Stock option pricing is the weighted average exercise price of outstanding options.
(4)	Based on original issue price of the Series A Preferred Stock, including payment of conversion price of convertible instruments, without deduction for non-cash broker compensation and other offering costs.
(5)	On December 16, 2020, the company entered into a KISS agreement (Keep it Simple Security) for $750,000. Represents number of shares into which principal and interest were convertible as of June 30, 2021. The terms of this offering would trigger conversion of the principal amount of the KISS agreement, together with accrued interest as of October 15, 2021 into a total of 179,638 shares of Series C Preferred Stock, or $4.3395 per share.
(6)	Assumes all Warrants are exercised.
(7)

In August and September 2021 the company entered into SAFE securities for total proceeds of $1,958,600.   All of these SAFE securities have conversion terms stipulating conversion pricing at a 20% discount (or $8.40 per share).  Total Common Share Equivalents does not include shares of Series C Preferred Stock issuable upon conversion of the SAFE securities.  The terms of this offering would trigger conversion of the principal amount of the SAFE securities into a total of 239,119 shares of Series C Preferred Stock, or $8.40 per share.

In September 2021 the company entered into a KISS agreement for total proceeds of $225,000.   This KISS agreement has conversion terms stipulating conversion pricing at a 20% discount (or $8.40 per share).  Total Common Share Equivalents does not include shares of Series C Preferred Stock issuable upon conversion of the KISS agreement.  The terms of this offering would trigger conversion of the principal amount of the KISS agreement into a total of 26,786 shares of Series C Preferred Stock, or $8.40 per share.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another Regulation A round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

USE OF PROCEEDS

The net proceeds of a fully subscribed offering after deducting offering expenses and commissions will be approximately $67.8 million, allocated as follows:

•	Approximately $26.2 million for pharmacy operations and support, including $6.1 million for delivery, $13.5 million for Pharmacy Support and $6.6 million for operating leases; and

•	Approximately $11.6 million for general and administrative expenses, which we estimate includes

o	$10.0 million for employee compensation. Of this amount, $3.1 million would go towards executive officer compensation;
o	The remaining $1.6 million would go towards other admin expenses including legal, and office expenses;

•	Approximately $11.5 million for research and development of the company’s technology; and
•	Approximately $18.5 million for sales and marketing.

If the offering size is equal to or less than $56.25 million, representing 75% of the maximum offering amount, then we estimate that the net proceeds after deducting offering expenses and commissions would be approximately $50.8 million, allocated as follows:

•	Approximately $21.8 million for pharmacy operations and support, including $5.5 million for delivery, $10.5 million for Pharmacy Support and $5.8 million for operating leases; and

•	Approximately $8.0 million for general and administrative expenses, which we estimate includes

o	$7.0 million for employee compensation. Of this amount, $2.4 million would go towards executive officer compensation;
o	The remaining $1.0 million would go towards other admin expenses including legal, and office expenses;

•	Approximately $9.5 million for research and development of the company’s technology; and
•	Approximately $11.5 million for sales and marketing.

If the offering size is equal to or less than $37.5 million, representing 50% of the maximum offering amount, then we estimate that the net proceeds after deducting offering expenses and commissions would be approximately $33.8 million, allocated as follows:

•	Approximately $12.4 million for pharmacy operations and support, including $3.4 million for delivery, $5.5 million for Pharmacy Support and $3.5 million for operating leases; and

•	Approximately $5.6 million for general and administrative expenses, which we estimate includes

o	$4.8 million for employee compensation. Of this amount, $1.8 million would go towards executive officer compensation;
o	The remaining $0.8 million would go towards other admin expenses including legal, and office expenses;

•	Approximately $7.2 million for research and development of the company’s technology; and
•	Approximately $8.6 million for sales and marketing.

If the offering size is equal to or less than $18.75 million, representing 25% of the maximum offering amount, then we estimate that the net proceeds after deducting offering expenses and commissions would be approximately $16.8 million, allocated as follows:

•	Approximately $10.7 million for pharmacy operations and support, including $2.8 million for delivery, $5.8 million for Pharmacy Support and $2.0 million for operating leases; and

•	Approximately $4.9 million for general and administrative expenses, which we estimate includes

o	$4.2 million for employee compensation. Of this amount, $0.9 million would go towards executive officer compensation;
o	The remaining $0.7 million would go towards other admin expenses including legal, and office expenses;

•	Approximately $0.5 million for research and development of the company’s technology; and
•	Approximately $0.7 million for sales and marketing.

If the offering size were to be equal to the minimum offering amount of $2,500,000, we estimate that the net proceeds would be approximately $2,237,500. In this case, we would significantly reduce our marketing and research and development efforts. In this scenario, emphasis would be placed on achieving cash-flow positive results at our existing locations.

Because the offering is a “best efforts” offering, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

THE COMPANY’S BUSINESS

Overview

NowRx was founded with the goal of developing software, artificial intelligence, robotics and logistics to create the most convenient and safe retail pharmacy service available, including free same-day delivery for prescription medications. The NowRx service helps alleviate the need for customers with underlying health conditions, many of them older, from having to leave their house and risk exposure to crowded pharmacies. For urgent medications, expedited one-hour delivery is available for an additional $5 charge. NowRx operates from low-cost, highly automated, micro-fulfilment centers that employ end-to-end robotic dispensing (“One-Click Fill”) and an artificially intelligent chat bot to provide a more efficient and effective pharmacy experience for busy customers and their physicians. Medications are hand delivered by trained NowRx drivers in plug-in electric vehicles, with minimal customer interaction required for a safe and dependable prescription medication delivery experience. By eliminating the dependency on retail space, NowRx is able to maintain fixed overhead costs that are substantially lower than traditional pharmacy providers with retail storefronts on busy streets. Further margin advantages are provided by robotics and software automation. For added convenience, customers can manage their prescriptions through the NowRx mobile app, text, intelligent chat bots, phone, or through virtual voice-activated assistants such as Google Home. In addition, through NowRx Telehealth, for certain medical therapies patients can conduct visits with a physician in a telehealth environment and from the comfort of their own home.

One of the NowRx Micro-fulfilment Centers (Irvine, CA); Dispensing Robot with Pharmacist; Delivery Fleet (Irvine)

NowRx responds to an obvious market need—solving the inconvenience of traditional brick and mortar pharmacies by providing all of the same pharmacy services, along with the additional benefit of safe, reliable delivery directly to the customer’s door free of charge. With NowRx, customers can conveniently manage their existing prescriptions, upload new prescriptions and even consult with a licensed pharmacist – all without ever having to leave their home or make a trip to a local pharmacy. No need to visit the pharmacy to obtain a prescription medication; no need for transportation to the pharmacy, or to stand in long lines, or to wait for the prescription to be filled. Recent studies have shown the median pharmacy wait time was 45 minutes,4 and a second trip to the pharmacy was required 33% of the time.5 Customers can also use the app to easily set daily reminders to minimize the risk of missing a medication dose and to automatically request an upcoming refill order.

With free-same day delivery and one-hour expedited delivery, NowRx is part of a much broader global trend towards services delivered directly to customers home rapidly and free, a trend that has accelerated recently due to the coronavirus pandemic. The size and rapid growth of the on-demand economy clearly shows that consumers are attracted by the user experience, added convenience, safety and other benefits it provides. Recent studies show on-demand services have already moved beyond early adopters and are gaining traction among mainstream consumers who require that platforms be user-friendly, safe and fast.6

4 “Wait Time for Filling Rx”, Boehringer Ingelheim Pharmaceuticals, 2013.

5 “% Who Had to Return To or Got To a Different Pharmacy at Least Once in Past Year”, Boehringer Ingelheim Pharmaceuticals, 2013.

6 “The On-Demand Economy is Growing, and Not Just for the Young and Wealthy”, Harvard Business Review, April 2016.

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NowRx also offers advantages over mail-order pharmacies, which are able to save customers trips to the pharmacy under certain circumstances, but can be confusing to use and are inherently unable to address many important pharmacy needs, including: first time prescriptions; urgent and refrigerated medications; or others not permitted to be sent through the mail such as narcotics and other DEA-controlled medications. We believe NowRx combines the best of current pharmacy offerings to create an exciting new pharmacy solution. Several of the NowRx services are designed to also make the prescription process more convenient for physicians who also can be frustrated by the bottlenecks and inefficiencies in the pharmacy process, including our automated manufacturer coupon software that automatically identifies and applies available manufacturer coupons without the physicians having to manage physical coupons, and a streamlined insurance prior authorization process that reduces the amount of time physicians and their staff spend obtaining insurance approvals for drugs not on the health plan formularies.

We plan to establish multiple locations in strategic patient-dense areas across the country. As of June 30, 2021, the company’s service area covers the San Francisco Peninsula area from San Jose to Daly City, the San Francisco East Bay, Los Angeles and Orange County, California, as well as, the Phoenix, Arizona metropolitan area. NowRx has eight (8) micro-fulfilment centers in operation in the following locations: Mountain View, San Jose, Burlingame, Pleasanton, Hayward, Los Angeles and Irvine, California, and Phoenix, Arizona. The company has 1 additional facility in Laguna Hills, California that is currently in the process of becoming operational. Our longer-term strategy is to expand to additional areas across the Western United States, including Seattle, Portland, San Diego, Las Vegas, and ultimately to the rest of the country. Any expansion plans will be based on the competitive landscape, partnerships, continued access to expansion capital and other strategic considerations.

NowRx was incorporated in Delaware under the name YouRx, Inc. on February 19, 2015 and changed its name to NowRx, Inc. on May 19, 2015. We also do business under the names NowRx Express and NowRx Specialty. On November 19, 2020, the company created a wholly owned subsidiary, NowRx Telehealth, Inc., a corporation organized under the laws of Delaware.

Industry Trends

On-Demand Economy

NowRx is responding to the rapidly increasing consumer demand for services delivered same-day and managed by convenience of mobile apps, chat bots and voice-activated assistants. The on-demand economy is attracting more than 22.4 million consumers annually and $57.6 billion in spending3. Recent studies show on-demand services have already moved beyond early adopters and are gaining traction among mainstream consumers who require that platforms be user-friendly, safe and fast. This trend for safe delivery of consumer products and services has accelerated during the coronavirus pandemic, and we believe there will be a permanent shift of some portion of pharmacy business towards free same-day delivery services.

The on-demand economy in the US grew by 18% from 2018 to 2019, according to data from the National Technology Readiness Survey (NTRS) by Rockbridge Associates. Participation in the on-demand economy has nearly tripled since 2016, with an estimated 64.8 million consumers purchasing on-demand goods or services in 2019 (compared to 24.9 million in 2016).

Traditional Pharmacy Industry

Total prescription dispensing revenues of retail, mail, long-term care, and specialty pharmacies reached a record $465 billion in 2020.7 The rate of sales growth in the United States has slowed in recent years, driven by a decline in new blockbuster drugs, a longer FDA approval process, drug safety concerns, higher copayments and an increase in the use of generic drugs, which are less expensive but generate higher gross margins. New drug development in the next few years is expected to be concentrated in specialty prescriptions, which are targeted toward a specific disease state. These drugs are often complex and expensive. We expect prescription usage to continue to grow in the coming years due to the aging U.S. population, increased life expectancy, "baby boomers" continuing to become eligible for the federally funded Medicare prescription program and new drug therapies.

Generic prescription drugs continue to help lower overall costs for customers and third-party payors. We believe the utilization of existing generic pharmaceuticals will continue to increase, although the pace of introduction of new generic drugs is expected to slow. In general, generic versions of drugs generate lower sales dollars per prescription, but higher gross profit dollars, as compared with patent-protected brand name drugs. The impact on retail pharmacy gross profit dollars can be significant in the first several months after a generic version of a drug is first allowed to compete with the branded version, which is generally referred to as a “generic conversion.” In any given year, the number of major brand name drugs that undergo a conversion from branded to generic status can vary and the timing of generic conversions can be difficult to predict, which can have a significant impact on retail pharmacy sales and gross profit dollars.

Industry Consolidation and New Entrants

In recent years, the pharmacy industry and pharmacy-related health insurance providers have experienced substantial consolidation involving several blockbuster mergers and acquisitions: 1) $69 billion merger of CVS Health and Aetna, 2) CIGNA’s $52 billion acquisition of Express Scripts, 3) Walgreens’ acquisition of 1,932 Rite Aid stores for $4.4 billion. Some of these transactions represent a significant increase in vertical integration between pharmacies that distribute medications and the insurance plans and their network managers (Pharmacy Benefit Managers, or PBMs), that determine the reimbursements to pharmacies.

Another potentially significant transaction was Amazon’s acquisition of Pillpack, a startup company focused on mail delivery pharmacy for patients with multiple, long-term medications. Pillpack emphasizes the organization of medications for patients using industry standard “strip packaging” that organizes patients’ medications in a strip of multi-dose pouches, a technology that has been widely available in the pharmacy industry for more than a decade.

7 “The 2021 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, February 2021.

We believe these recent industry developments represent a somewhat predictable reaction to changing consumer behavior and rapidly increasing demand for more speed and convenience in pharmacy. While industry consolidation by the largest players has potential to increase competition for consumers and increased pricing pressures, we believe these same conditions also create opportunity for agile, technology-driven players that can rapidly adapt and sustainably differentiate their offerings to consumers leveraging technology and innovative business models and processes.

Products and Services

As an on-demand pharmacy, NowRx offers all of the same medication prescription services as a traditional retail pharmacy but does so remotely from a low cost, highly automated micro-fulfilment center (“virtual pharmacy”), providing free same-day delivery of prescription drugs and some over-the-counter medications. For an additional $5.00, the company provides delivery within 1 hour of placing an order for in-stock pharmaceuticals; a choice that may be important if a drug is needed urgently.

We offer our services through the NowRx app, by text, by telephone and through voice-activated virtual assistants such as Google Home. Customers can download the NowRx app and complete their profile, including providing details of their health insurance plan and payment method, and delivery address information. Once a customer has completed their profile, they can instruct their doctors to send their prescriptions directly to NowRx when e-prescribing. The customer is then notified via the app that their prescription has been received and verified with their insurance company; the amount of the copay; and that the prescription will be delivered to the address of their choice the same day at no cost. With a single click the customer confirms the order. Alternatively, customers can scan a paper prescription securely through the NowRx app or transfer existing prescriptions from other pharmacies.

For a prescription covered by an insurance health plan (also known as a “third-party payor”), we collect from the customer the co-payment amount dictated by the third-party payor. If there is no third-party payor, we charge the customer a cash price that is set based on our own competitive pricing plan. As a service to our customers, NowRx also applies available manufacturer coupons, often doing so electronically and automatically without the customer having to perform any action or handle any paper coupon cards. We accept payments using a variety of methods, including cash, checks, credit and debit cards and health savings plans. Physicians are able to send prescriptions to NowRx through electronic prescribing, fax, the NowRx app or telephone.

Services provided include fulfilling new prescriptions or refills, transferring prescriptions from other pharmacies, and application of drug manufacturer coupons. The latter service is especially useful since many traditional pharmacies do not have the capability of automatically handling coupon driven prescription orders. NowRx also provides reminders through the app and text messages to help customers remember to take medications and to process refills, to help promote better health and wellness. The NowRx app also has a secure video chat feature that allows customers to conveniently speak to a NowRx pharmacist from a private location of their own choosing.

As part of the company’s comprehensive approach to pharmacy, services are also provided to prescribing physicians, including: coordination and assistance with pre-authorization requests that arise when third-party insurance providers request additional information before approving a reimbursement claim; maintaining and communicating real-time status of prescription fulfillment and delivery to patient; and communicating decision support information such as available drug substitutions and/or drug interaction information. Information regarding fulfillment and delivery is available through a proprietary, secure web-based physician portal, accessible by the physician smart phone or desktop computer.

The company uses employees to deliver to a customer’s home or office. Drivers utilize the NowRx driver-side app, Wheels, that provides optimized routing logistics, special handling instructions and customer contact information, as well as, capture of signature and identification information. In instances in which a customer provides a scanned copy of their prescription, delivery personnel collect the original prescription prior to completing the delivery.

Delivery personnel also collect cash payments when a customer does not make payment through the app or online. The company collects customer signature at the point of delivery through the Wheels app. When a customer is not present for signature, deliveries can be rerouted or arrangements can be made to leave the delivery, capture time and GPS stamped photo image of the delivered medication, and secure digital signature subsequently as proof of receipt by customer.

Suppliers

As a licensed pharmacy, NowRx purchases pharmaceutical products through wholesalers, then sells those products to patients, and then receives its revenue in the form of reimbursements from the patient’s insurance health plans, drug manufacturer coupons and from the patients themselves in the form of co-pays or cash payments. We purchase approximately 89% of our pharmaceutical products from McKesson, with the remainder supplied by Independent Pharmacy Cooperative (“IPC”). Orders are placed with McKesson at the end of each workday and those ordered items are delivered to NowRx the next business morning via truck delivery. IPC delivers products via UPS to NowRx. If our relationship with McKesson or IPC were disrupted, we could temporarily have difficulty filling prescriptions for branded and generic drugs until we execute a replacement wholesaler agreement or develop and implement self-distribution processes. There are several well-established wholesalers that are competitors to McKesson, including AmerisourceBergen Corp, Cardinal Health, Inc., and several smaller companies. We believe we could obtain and qualify alternative sources for substantially all of the prescription drugs we sell on an acceptable basis, and accordingly that the impact of any disruption would be temporary.

Customers

During 2020, we filled approximately 133,625 prescriptions. As of June 30, 2021, NowRx has more than 35,000 customers. A portion of our customers order one or more prescriptions each and every month, whereas some of our other customers order only one prescription every few months. During 2020 our typical customer averaged $800 in net sales throughout the year. The loss of any one customer would not have a material adverse impact on our results of operations.

The following table illustrates the cumulative number of customers since the company commenced operations.

Third-party Payors

We enter into contracts with third-party payors (such as insurance companies, prescription benefit management companies, government agencies, private employers or other managed care providers) that agree to pay for all or a portion of a customer’s eligible prescription purchases based on negotiated and contracted reimbursement rates for each prescription drug included in the third-party payor’s formulary. We collect from the customer any amount that remains due after reimbursement from third-party payors, if any. Reimbursement amounts from third-party payors are recorded as accounts receivable until payment is received, typically 20-45 days after the prescription is filled.

In 2020, 79% of our net sales involved prescription medications eligible for reimbursement by third-party health insurance payors. Health insurance reimbursements are managed by intermediaries called Pharmacy Benefit Managers, or PBMs. Furthermore, NowRx is part of a Pharmacy Service Organization Administrator, or PSAO, called Healthmart Atlas (formerly called Access Health). Healthmart Atlas aggregates reimbursements from one of the larger PBM companies, Express Scripts, along with several other PBM companies. During 2020, third-party health insurance reimbursements remitted through Healthmart Atlas accounted for approximately 47% of our net sales.

Technology

NowRx has developed and deployed a comprehensive suite of technologies, including the following:

Unified Communication Layer: Virtual Assistants, Mobile App and Chat Bots

NowRx has developed an extensive communication layer that unifies communication from customers from across a variety of modalities, including mobile app, chat bot that interacts with native mobile texting, and voice-activated voice assistants such as Google Home, where NowRx is one of the few HIPAA-compliant healthcare applications approved to manage prescriptions via voice. Customers can interact with NowRx using any of these communication modalities to manage new prescriptions and refills and receive helpful daily reminders.

“One Click Fill”: Fully Integrated, End-to-end Robotic Dispensing

NowRx has developed a proprietary software method of interfacing with a commercially available robotic dispensing system allowing automated dispensing of refill requests with the press of one button on the mobile app by the customer (“One-Click Fill”). Similarly, automated dispensing can be triggered by chat bot or voice-activated assistant command. Transfer requests from other pharmacies can also be made by the user via the app, chat bot or voice-activated assistant. Using Internet Protocol, these requests are automatically routed to the NowRx location where the robot performs automatic medication filling (sort, count, bottle, label and cap) without human intervention. A licensed pharmacist verifies every prescription before packaging for delivery, in accordance with regulations.

Delivery Logistics Layer and Opportunistic Refill Processing

NowRx has developed an extensive logistics platform and dashboard to optimize delivery routes based on traffic, geography and driver load. Furthermore, a large portion of medications are refilled and delivered to customers at regular intervals, usually once per month on or about the same day of the month (“ordinary refill queue”). However, refills may be opportunistically processed and delivered several days early, when permitted by the insurance health plan (typically 7 days in advance), to optimize delivery efficiency as measured by the number of refills delivered to the same neighborhood on the same day. As an illustration, if a new or refill prescription request is scheduled for delivery today to a certain neighborhood, the ordinary refill queue is scanned for any refills destined for the same neighborhood albeit several days in the future (“opportunistic refill”). These opportunistic refills are thus processed several days earlier than originally scheduled, thereby optimizing today’s deliveries to the target neighborhood, resulting in a lower cost delivery. As is always the case with deliveries, the customer is contacted first to confirm that an earlier delivery is acceptable.

Predictive Purchasing and Inventory Management Using Machine Learning

NowRx has developed a machine learning algorithm approach to predicting and fully automating inventory purchase requirements based on several factors including patient order history, seasonality, day of the week, price fluctuations by manufacturer and medication identification, and other factors. The Company believes this innovative approach to predictive inventory management will provide several benefits including: more efficient use of capital and reduced instances of out of stock, lower average cost of goods, among other things.

Screenshot of bottle image after robotic fill.

Screenshot of prospective customer requesting change to NowRx pharmacy.

Screenshot of logistics and route planning

Future Development

Patient Analytics: NowRx Medication Adherence IndexSM

NowRx is developing a method to improve the consistency with which patients adhere to their prescription plans (“medication adherence”). Patient frustration with the pharmacy process contributes to delays or postponement of medication regimes, non-adherence and in some cases prescription abandonment. Non-adherence is common. 110 million prescriptions are abandoned each year.8 For chronic disease patients, it is estimated that between 20% and 30% of prescriptions are never filled and up to 50% of medications are not taken as prescribed. Failure to follow prescriptions causes some 125,000 deaths per year and up to 10% of all hospitalizations. Medication non-adherence has been estimated to cause between $100 billion to $289 billion in waste to the U.S. healthcare system.9  One study found that 35% of patients who failed to fill their prescriptions cite the following reasons: 1) too busy to go to pharmacy, or too inconvenient, 2) forgot, or 3) lack of transportation.10  Patients that fail to adhere to their medication regimes, particularly those medications for chronic health conditions such as heart disease, diabetes and COPD, sometimes risk critical health episodes that lead to emergency healthcare services (hospitalizations, emergency rooms, or urgent care facilities). We believe it is possible to identify which patients are more likely to become non-adherent. NowRx intends to utilize data analytics and machine learning to calculate the NowRx Medication Adherence IndexSM, which will trigger additional communication and service protocols, such as additional text messages, phone calls from a pharmacist or coordination with a physician, to help improve medication adherence.

Mastering “The Last Mile of Healthcare”

Pharmacy represents a key entry point into the healthcare system for many customers. In fact, there are few aspects of healthcare that do not at some point intersect with pharmacy. Pharmacy data is some of the most valuable healthcare data available and we receive this data in its raw form, directly from physicians. In this way, we think about NowRx as a technology and Big Data company, and we plan to continue to develop advanced technologies across a wide array of pharmacy applications. All use of aggregate data is strictly subject to all applicable HIPAA and other privacy laws. In addition, pharmacists rank very high as authority figures in the healthcare planning for many customers. We believe there is an opportunity for technology-enabled, delivery-based pharmacies to become “health hubs” of the future, offering a platform to deploy additional healthcare services directly to customers, wherever they consume their healthcare services: at home, online or on their smartphone.

8 “Understanding Prescription Abandonment”, CVS, 2008.

9 “Interventions to Improve Adherence to Self-administered Medications for Chronic Diseases in the United States: A Systematic Review”, Annals of Internal Medicine.

10 “The Consent and Prescription Compliance (COPRECO) Study”, Academy of Emerging Medication, 2008.

Marketing

NowRx focuses marketing on three channels: physician referral, direct-to-consumer and telehealth. We market to physicians utilizing marketing representatives who visit directly with physicians and their staff to promote the benefits of NowRx not only to their patients but also to the physician’s office itself. Physicians obtain several benefits from the NowRx service, including reduced office resources spent managing patient prescriptions, streamlined insurance plan approvals including pre-authorizations, and more consistent application of drug coupons, all of which reduce the number of inbound calls to physicians, reduce time spent by physicians’ staff speaking with customers, drive higher patient satisfaction and potentially better patient health outcomes. NowRx also markets directly to healthcare facilities such as assisted living facilities that generate high volume prescription orders from multiple patients, and local hospitals, both of which are especially resource efficient marketing channels. As for direct-to-consumer marketing, we have continued to strengthen our presence on social media sites such as Facebook, as well as more traditional consumer marketing methods such as radio and TV. As the company scales up and achieves broad-based consumer recognition in any given region, we will increasingly focus on consumer driven marketing, both digital and traditional, in the pursuit of revenue growth.

During 2020, the company continued to increase spending on direct-to-consumer digital advertising, as reflected by the higher sales and marketing expense in our financial statements, as we attempt to increase market share in the areas surrounding our new micro-fulfilment centers.

Market Opportunity

Retail pharmacy is a $319 billion industry that we believe is on the brink of total transformation – a transformation the leading competitors are ill-equipped to address.  We believe recent trends in the on-demand economy clearly demonstrate that the historic pharmacy model of requiring “in-store pickup” is becoming outdated, as consumers are increasingly demanding more services delivered the same-day or even same-hour. The large players in the industry are currently committed financially to a business model that is fundamentally dependent on customers coming into stores to pick up their prescriptions and then buying additional items such as over-the-counter drugs and sundries. In the US during 2020, there were approximately 59,600 pharmacy locations that dispensed 6.1 billion 30-day equivalent prescriptions.11 The traditional pharmacy model with expansive retail space offering other products beyond prescription medications (such as over-the-counter medications and sundries) creates a strong financial incentive for large pharmacy chains to maintain their in-store pickup model for the upsell opportunity. We believe adopting a free same-day delivery necessarily reduces the upsell opportunity created by in-store foot traffic and thereby undermines the financial viability of the thousands of brick and mortar locations that are the backbone of the industry (i.e., industry disruption).12 Furthermore, we believe the reliance on extensive retail infrastructure by the large pharmacy chains and the apparent lack of automation technology, places them at a significant competitive disadvantage in attempting the NowRx free same-day delivery model. In fact, recent attempts at same-day delivery by several industry leaders come with a charge of $8.99 to the customer or $4.99 for next day delivery, a model we believe will be a non-starter for most mainstream pharmacy customers. 1314 During the coronavirus pandemic some of these players waived delivery fees temporarily for next day and 2-day delivery. Notwithstanding the foregoing, we believe that the large chain store pharmacies will ultimately be compelled to provide a free same-day delivery model permanently but are likely to do so through acquisitions or strategic partnerships with existing players such as NowRx that will have already developed systems, processes, automation software and other technology optimized from the ground up for free same-day delivery. Acquisition or strategic partnership can be a much easier path of entry for a legacy player since it can substantially reduce the technology risk. This result could serve NowRx stockholders well since it affords the company another opportunity for a liquidity event beyond a potential eventual initial public offering, particularly if there are competing acquisition offers from existing players as well as new technology-based entrants such as Amazon or Uber. We cannot assure you, however, that any such

Competition

The retail pharmacy industry is highly competitive and going through rapid changes as it grapples with increasing consumer demand for better customer service including same-day delivery. NowRx competes with, among others, other startups in the on-demand prescription drug delivery space, retail drugstore chains, independently owned drugstores, wellness offerings and mail order pharmacies. We compete on the basis of convenience and customer service that is made possible through our new model for pharmacy based on efficient, highly automated micro-fulfilment centers powered by robotics, AI-powered chat bots, other software automation, and logistics all optimized for free same-day delivery and one-hour, expedited delivery. We intend to continue establishing a unique brand known for the ultimate in pharmacy convenience and dependability. We believe continued consolidation of the drugstore industry, new entrants like Amazon, and the aggressive discounting of generic drugs by mass merchandisers will further increase competitive pressures in the industry.

11 “The 2020 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, February 2020.

12 “The innovator's dilemma: when new technologies cause great firms to fail”, Christensen, Clayton M, 1997.

13 “CVS expands same-day prescription delivery nationwide”, CNBC, April 4, 2019.

14 “Walgreens launches next-day prescription delivery with FedEx to compete with Amazon”, CNBC, December 6, 2018.

Startups

We are aware of several startups in the same-day prescription drug delivery space, including Alto Pharmacy, Capsule, and Medly. Alto Pharmacy is headquartered in the San Francisco Bay Area and emphasizes fertility, HIV and other specialty pharmacy products. Medly currently serves parts of New York City and a part of New Jersey, and also targets specialty pharmacy rather than traditional retail pharmacy products. Capsule started in New York and has now expanded to several other states including California. Several of these competitors have raised significant venture capital rounds of funding. We believe NowRx is the most technologically advanced pharmacy solution on the market and offer the most customer-centric and reliable on-demand service available, as demonstrated by our consistently higher customer reviews.

Large Chain Pharmacies

The strategy of national pharmacy chains is fundamentally based on in-store upsell opportunities (over-the-counter and sundries). Any move by the pharmacy chains into free delivery would necessarily decrease customer foot traffic, undermine their upsell opportunities, and jeopardize the financial results of their expansive retail infrastructure. Free delivery of prescription drugs will inevitably disrupt their existing business model. We believe that ultimately the large chain pharmacies will be compelled by virtue of consumer demand to enter the on-demand, free same-day delivery space and likely will do so by acquiring existing players such as NowRx. As such, NowRx is building its business with the possibility of such a sale in mind, positioning itself to assure that its back-office infrastructure, its technology, and its delivery platform, are robust enough to support a business with thousands of highly efficient and automated locations. While there can be no assurance that a large pharmacy chain will seek to acquire the company, we believe this approach will make the company highly attractive to a large strategic buyer.

Mail Order Pharmacies

Mail-order pharmacy is a $168.5 billion market. The number of prescriptions being filled by mail-order pharmacies has been in decline the last several years, losing market share to retail chains and independent pharmacies, although they remained flat in 2020.15 Mail is an inexpensive and fairly convenient service, but by its very nature it is not an immediate or same-day service. It does not address “same-day fill” prescriptions, which is the $319 billion market that NowRx is addressing. Furthermore, acute, refrigerated (antibiotics, insulin, etc.) and controlled medications (schedule II narcotics, psychotropics, etc.), and first-time prescriptions that require pharmacist consultation, are better suited for local, retail or on-demand pharmacy dispensing.

Amazon and Other New Entrants

In 2018, Amazon acquired PillPack, an online pharmacy that ships through the mail drugs packaged in pre-sorted doses, but critically does not provide same-day delivery. Similar to other mail-order businesses, prior to the acquisition Pillpack had a small number of pharmacy locations distributed strategically across the United States: Manchester, New Hampshire, Miami, Florida, Brooklyn, New York, Phoenix, Arizona and Austin, Texas – situated to promote consistent mail delivery to most or all parts of the United States. Mail order pharmacy locations can deliver to customers outside of these states using out-of-state pharmacy licenses. In order to provide same-day and even same-hour delivery, pharmacy fulfilment centers must be located near customers, and each facility is required by regulations to maintain its own pharmacy inventory on location, with licensed pharmacists on premises during business hours, similar to a local retail pharmacy. We believe that while it is possible Amazon is going to eventually target same-day delivery pharmacy, Pillpack is decidedly a mail delivery pharmacy without the required licenses, infrastructure, systems or processes required to provide same-day delivery. Amazon has recently announced two-day mail delivery, which is faster mail delivery than existing mail delivery pharmacies but still not equivalent to same-day delivery and still unable to respond to customers that require same day delivery for their urgent/acute medications. Amazon may build the necessary requirements for same-day delivery but we believe they are currently targeting mail delivery and further, they would have to add substantially to the current Pillpack offering to achieve same-day delivery.

We believe NowRx has developed unique technology to make same-day delivery of pharmacy successful, something that is not easy to accomplish using existing industry software. Pharmacy is a very high touch, intense customer service business, with many complexities at the point of service that can force delays, and pharmacy customers typically have very little tolerance for any lapses in service. As a healthcare business, pharmacy also involves personal health information and therefore, a high degree of security and customer trust. We believe these potential customer service lapses need to be solved with advanced technology that can interface with insurance health plans, physician medical record systems, and logistic platforms. Other new, unknown entrants may also enter this space.

15 “The 2020 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, February 2020.

Recent Customer Reviews

Employees

At June 30, 2021, we have 82 full-time employees and 9 part-time employees, including 13 licensed pharmacists.

Intellectual Property

The company does not currently hold any patents or trademarks. The company has filed two patent applications covering several areas of our technology discussed above under “ — Technology.”  The patent applications have been registered with the US Patent Office, one on January 17, 2018 with serial no. 16249899 and a second on January 17, 2019 with serial no. 17243575.

Regulation

Our business is subject to federal, state and local laws, regulations, and administrative practices concerning the provision of and payment for health care services, including, without limitation: federal, state and local licensure and registration requirements concerning the operation of pharmacies and the practice of pharmacy; Medicare, Medicaid and other publicly financed health benefit plan regulations prohibiting kickbacks, beneficiary inducement and the submission of false claims; the ACA; regulations of the FDA and the DEA, including regulations governing the purchase, sale, storing and dispensing of controlled substances and other products, as well as regulations promulgated by state and other federal agencies concerning automated outbound contacts such as phone calls, text messages and emails.

NowRx is licensed by the DEA and the state of California. Our existing pharmacies are regulated by the state of California. As we expand our operations within California and in other states, each micro-fulfilment center will constitute a pharmacy, which will require a separate state license, and the company will become subject to additional states’ licensure and registration requirements.

Our business is also subject to patient privacy and other obligations, including responsibility imposed by HIPAA. As a covered entity, we are required to implement privacy standards, train our employees on the permitted uses and disclosures of protected health information, provide a notice of privacy practice to our customers and permit customers to access and amend their records and receive an accounting of disclosures of protected health information. We are also subject to federal and state privacy and data security laws with respect to our receipt, use and disclosure by us of personally identifiable information, which laws require us to provide appropriate privacy and security safeguards for such information.

In addition, in connection with the operation of our distribution center, we are subject to laws and regulations relating to the protection of the environment and health and safety matters, including those governing the management and disposal of hazardous substances and the cleanup of contaminated sites.

The Medicare Part D program has undergone significant legislative and regulatory changes since its inception and continues to attract a high degree of legislative and regulatory scrutiny. The applicable government rules and regulations are expected to continue to evolve in the future.

THE COMPANY’S PROPERTY

NowRx currently leases the space for its micro-fulfilment centers. As of June 30, 2021, the company owns three Parata Max robotic dispensing systems. As of June 30, 2021 company has entered into leases for a total of 9 micro-fulfillment centers

•	3 in the San Francisco Peninsula Area, which are licensed and operational,
• • •

2 in the San Francisco East Bay area, which are licensed and operational,

1 in the Los Angeles area, which is licensed and operational,

2 in Orange County, 1 which is licensed and operational, and 1 which is in the process of becoming licensed and operational, and

•	1 in Phoenix, Arizona Area that is licensed and operational.

The company leases one additional office in the San Francisco Peninsula Area and one office in Orange County for administration staff.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021. The financial statements included in this Offering Circular as of and for the six months ended June 30, 2021 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

The company is an on-demand pharmacy, leveraging the latest in software technology, artificial intelligence, robotics and logistics to provide free same-day delivery of prescription medications, thereby avoiding the need to ever visit the pharmacy. NowRx was founded in February 2015 and commenced operations and revenue generation in January 2016. In 2015 the company was focused on obtaining its pharmacy licenses, developing the technology for the pharmacy platform and the mobile app, and establishing its first pharmacy location.

The company’s service has taken on more significance as a result of the coronavirus pandemic. Patients with underlying health conditions, many of them older, are increasingly looking for services that can provide free home delivery of prescription medications so they are not forced to visit crowded pharmacies and risk exposure.

The company’s net sales consist of payments for prescription and some over-the-counter (“OTC”) items. For a prescription medication covered by a third party payor, such as an insurance company, a PBM company or a manufacturer coupon plan, the company receives a portion of its revenues from the patient, in the form of a co-payment paid or charged at the time the prescription is filled, and the remainder as a reimbursement from the third-party payor, at contracted prices. For prescription medications not covered by a third-party payor, the payment is collected entirely from the patient. The company records the amounts subject to reimbursement in accounts receivable until payment is received, typically 20-45 days after the prescription is filled. Cost of goods sold consists primarily of prescription and OTC medications that are acquired from wholesale suppliers.

Our net sales, gross profit margin and gross profit are impacted by, among other things, the percentage of prescriptions that we fill that are generic versus brand name, the rate at which new generic and brand name drugs are introduced to the market, the mix of business between prescription medications and OTC items, and variations in wholesale pricing. Because any number of factors outside of our control can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods. Further consolidation among generic manufacturers coupled with changes in the number of major brand name drugs anticipated to undergo a conversion from branded to generic status may also result in gross margin pressures within the industry. We continuously face reimbursement pressure from PBM companies and other commercial third-party payors. In addition, plan changes with rate adjustments often occur in January and our reimbursement arrangements may provide for rate adjustments at prescribed intervals during their term. Wholesale pricing plans provide volume discounts that present an opportunity to increase gross margins as we grow our business. Increasing the percentage of revenue contributed by OTC items can also expand margins, as OTC items typically have higher margins than prescription medications. Longer term, we expect downward pressure on reimbursements to be offset by improvements in wholesale volume discounting and increased OTC sales. However, there is significant uncertainty in predicting the result of these offsetting factors on margins.

The company’s operating expenses consist of pharmacy operations and support, general and administrative, sales and marketing, depreciation, and research and development expenses. Pharmacy operations and support consists of expenses related to pharmacy payroll, delivery costs, rent for fulfilment and micro-fulfillment centers and other pharmacy operations expense includes pharmacy supplies, licenses and permits, etc. General and administrative consists primarily of payroll for administrative staff, legal and accounting expense, and headquarters rent.

Results of operations

Year ended December 31, 2020 Compared to Year ended December 31, 2019

Net Sales

The company’s net sales for the year ended December 31, 2020 were $13,414,400, an increase of $6,339,514, or 89.6%, from net sales of $7,074,886 in 2019. This increase is attributable to a significant increase in number of customers. Cost of goods sold was $11,932,203 in 2020, resulting in gross profit of $1,482,197, and a gross margin of 11.0%. This compares to cost of goods sold totaling $6,174,511, gross profit of $900,375, and a gross margin of 12.7% in 2019. The company sold 133,625 prescription orders in 2020, as compared to 75,647 prescription orders in 2019. Average revenue per prescription and average gross profit per prescription in 2020 were $100.39, and $11.09, respectively. In 2019, average revenue per prescription was $93.53 and average gross profit per prescription was $11.90. In April 2019, the company implemented its own proprietary pharmacy management system to increase pharmacy automation and efficiency, and to improve control over inventory purchasing and insurance claim submissions, with several additional features planned during 2021. The company’s mix of business, brand name drug vs. generic drug, remained relatively unchanged in 2020 as compared to 2019. While the company does not anticipate dramatic change in the mix of business in the near term, new contracts from wholesaler arrangements, drug manufacturers, health facilities or other partners could have significant impact in its mix of business and/or margins.

Operating Expenses

Operating expenses in 2020 were $11,695,925, compared to $6,686,315 in 2019, an increase of $5,009,610, or 74.9%, resulting from the company’s expanding operations to meet increased customer demand, increase in marketing to raise awareness of our service, and increase in technology development.

Pharmacy operations and support expenses represented the largest component of this increase, from $3,527,141 in 2019 to $4,876,568 in 2020, as:

•	the company’s pharmacy payroll increased from $1,600,895 for 2019, to $2,322,056 for 2020, as the company fulfilled 133,625 prescriptions during 2020 versus 75,647 prescriptions in 2019,
•	delivery costs increased from $906,525 in 2019 to $1,251,947 in 2020, as the company delivered 77% more prescriptions in 2020 as compared to 2019,
•	Rent and buildout expense increased by $402,517, from $466,368 for 2019 to $868,885 for 2020, as the company added 4 new micro-fulfilment centers to support expansion,
•	other pharmacy operations expenses for 2020 were $717,749, an increase of 30% from $553,353 for 2019, and
•	the company’s payroll increased from $789,140, to $1,826,659 as it increased executive compensation in line with early-stage startups and added 10 employees.

We anticipate that our pharmacy operations and support expenses will continue to increase as we continue to grow and expand geographically. To execute on our plan to establish multiple locations in strategic patient-dense areas, we will need to lease additional space for new micro-fulfilment centers. For instance, in 2020 and 2021, we entered leases for new facilities in Pleasanton, California, Hayward, California, Van Nuys, California, Capistrano Beach, California, Laguna Hills, California and Mesa, Arizona. Throughout 2021 and beyond the company intends to continue to lease additional space to support new fulfilment centers in new territories.

Sales and marketing expenses grew 142.2% from $1,437,760 in 2019 to $3,481,945 in 2020 as the company increased marketing efforts to raise awareness among physicians, health facilities and consumers. A significant portion of the sales and marketing expenses in 2020, $2,041,872, was directly related to the company’s Regulation A Offering that began in 2019 and continued through the first half of 2020 (see “-- Liquidity and Capital Resources” below).  Sales and marketing unrelated to the offering in 2020 was $1,440,073, an increase of 35% over non-offering related marketing in 2019 of $1,067,766. $898,384 of the marketing expense unrelated to the offering was for sales and marketing payroll, a 68% increase from $535,774 for sales and marketing payroll in 2019, as the company added micro-fulfilment centers to support ongoing growth in customers. Other sales and marketing expenses, exclusive of payroll and the Regulation A Offering, for 2020 were $541,689, an increase of 306% from $133,565 for 2019. The company intends to further increase marketing, including advertising and hiring sales representatives, to drive further sales, which will result in a significant increase in these costs in future periods.

General and administrative expenses for 2020 were $1,738,447, compared to $844,085 for 2019, an increase of 106.0%, as the company expanded corporate staffing to manage growth.

Research and development expenses increased from $781,171 in 2019 to $1,472,062 in 2020, as the company developed the third release of its proprietary pharmacy management system, QuickFill. The company intends to continue investing in research and development to further enhance our pharmacy automation and logistics software platform.

Other income (expense) largely consists of interest income and expense, as well as any changes in fair value of the warrants that the company issued in connection with its credit facility established with Decathlon Capital Partners (“Decathlon”). The company classifies the warrants as liabilities, subject to re-measurement at each balance sheet date from issuance, and any change in fair value is recognized as a component of other expense. The company had $221,976 in interest expense in 2020, compared to $2,082 in 2019. The increased expense in 2020 was attributable to interest accrued or paid on its new credit facility. The company also recognized an expense of $18,836 as a result of change in value of the Decathlon warrant. See “—Liquidity and Capital Resources – Indebtedness.”

As a result of the foregoing factors, the company’s net loss was $10,423,845 in 2020, an increase of 80.2% from a net loss of $5,785,196 in 2019.

Six Months ended June 30, 2021 Compared to Six Months ended June 30, 2020

Net Sales

The company’s net sales for the six months ended June 30, 2021 (“Interim 2021”) were $9,810,687, an increase of $4,062,291, or 70.67%, from net sales of $5,748,396 for the six months ended June 30, 2020 (“Interim 2020”). This increase is attributable to a significant increase in number of customers. Cost of goods sold was $8,943,038 for Interim 2021, resulting in gross profit of $867,649, and a gross margin of 8.8%. This compares to cost of goods sold totaling $4,885,722, gross profit of $909,026 and a gross margin of 15.7% in Interim 2020. The company fulfilled 88,174 prescription orders in Interim 2021, as compared to 57,287 in Interim 2020. Average revenue per prescription and average gross profit per prescription during Interim 2021 were $111.27 and $9.84, respectively. During Interim 2020, average revenue per prescription and average gross profit per prescription during were $100.14 and $15.87, respectively. The recent increase in revenue per prescription is primarily the result of an increase in higher revenue products. The decrease in gross profit per prescription is primarily driven by reductions in reimbursements from Pharmacy Benefit Managers (PBMs) in several categories of medications, as well as, delay in insurance plan network approvals in several of the newer NowRx territories. The company’s mix of business, brand name drug vs. generic drug, which cause significant variation in revenue and margin per prescription, increased slightly more towards brand drugs during the first half of 2021 as compared to the same period in 2020. While the company does not anticipate dramatic change in the mix of business in the near term, new contracts from wholesaler arrangements, drug manufacturers, health facilities or other partners, and changes in reimbursements from PBMs could have significant impact in its mix of business and/or margins.

Operating Expenses

Operating expenses for Interim 2021 were $7,273,660, compared to $6,199,588 for Interim 2020, an increase of $1,074,072, or 17.32%, resulting from the company’s expanding operations to meet increased customer demand, increase in marketing to raise awareness, and increase in technology development.

Sales and marketing expenses decreased significantly, from $2,589,787 in Interim 2020 to $1,585,690 in Interim 2021. A significant portion of the marketing expenses in Interim 2020, $2,002,398, was directly related to the company’s 2019 Regulation A Offering (see “-- Liquidity and Capital Resources” below). Marketing unrelated to the offering in Interim 2020 was $587,389, as compared to $1,585,690 in Interim 2021, as the company added marketing and sales efforts in new territories. The company’s sales and marketing payroll increased from $431,353 for Interim 2020 to $712,805 for Interim 2021, as the company added new territories and added more capacity in its existing territories to support ongoing growth in customers. Other sales and marketing expenses for Interim 2021 were $872,885, an increase of $716,849 from $156,036 for Interim 2020. The company intends to increase marketing, including advertising and hiring sales representatives, to drive further sales, which will result in a significant increase in total sales and marketing costs in future periods.

Pharmacy operations and support expenses increased from $2,245,557 in Interim 2020 to $3,257,194 in Interim 2021, as:

•	The company’s pharmacy payroll increased from $1,105,553 for Interim 2020 to $1,554,388 for Interim 2021, as the company fulfilled 88,174 prescriptions during Interim 2021 versus 57,287 prescriptions fulfilled during Interim 2021 and added more staff to its micro-fulfillment centers.
•	Delivery costs increased from $638,449 for Interim 2020 to $980,582 for Interim 2021, as the company delivered 54% more prescriptions during Interim 2021 as compared to Interim 2020.
•	Rent and other pharmacy operations expenses for Interim 2021 were $722,224, an increase of 44% from $501,555 for Interim 2020, as the company added 3 new micro-fulfilment centers to support expansion.

We anticipate that our pharmacy operations and support expenses will continue to increase as we continue to grow and expand geographically. To execute on our plan to establish multiple locations in strategic patient-dense areas, we will need to lease additional space for new micro-fulfilment centers. For instance, during Interim 2021, we entered leases for new facilities in the California cities of Pleasanton, Hayward and Van Nuys. Throughout the remainder of 2021 and beyond the company intends to continue to lease additional space for new fulfilment centers in new and existing territories to meet increasing customer demand.

General and administrative expenses for Interim 2021 were $1,024,949, compared to $768,789 for Interim 2020, an increase of 33.3%, as the company expanded corporate staffing to manage growth. Research and development expenses increased from $542,381 in Interim 2020 to $1,298,054 in Interim 2021, as the company continues to advance the development of its proprietary pharmacy management system, QuickFill. The company intends to continue investing in research and development to further enhance our pharmacy automation and logistics software platform.

Other income (expense) consists of interest income and expense, as well as any changes in fair value of the warrants that the company issued in connection with its credit facility established with Decathlon Capital Partners (“Decathlon”). The company classifies the warrants as liabilities, subject to re-measurement at each balance sheet date from issuance, and any change in fair value is recognized as a component of other expense. The company had interest expense of $223,961 in Interim 2021, compared to $66,170 in Interim 2020. The interest expense in Interim 2021 and Interim 2020 was attributable to interest accrued or paid on a new credit facility established with Decathlon Capital Partners. The company also recognized an expense of $66 as a result of change in value of the Decathlon warrant. The company had other ordinary income in Interim 2021 as $543,652 of its PPP Loan was forgiven by the SBA. See “—Liquidity and Capital Resources – Indebtedness.”

As a result of the foregoing factors, the company’s net loss was $6,086,143 for Interim 2021, compared to a net loss of $5,349,088 for Interim 2020.

Liquidity and Capital Resources

As of June 30, 2021, the company’s cash on hand was $2,722,307. To date, the company has not made any profits and is still a “development stage company.” The company has recorded losses from the time of its inception in the total amount of $27,259,741.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the audited financial statements are issued. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. We expect that we will need to raise additional capital to meet anticipated cash requirements over the next several years, depending on changing market and competitive conditions, our ability to secure lower cost of goods with volume, as well as our ability to gain further efficiencies from our proprietary automation technology. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and amount of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations and future prospects.

2019 Regulation A Offering; Issuance of Series B Preferred Stock

On September 20, 2019, the company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2019 Regulation A Offering”), pursuant to which it offered to sell up to 5,800,969 shares of its Series B Preferred Stock, convertible into shares of Common Stock, at a price of $3.4477 per share. The company intends to utilize the net proceeds from the 2019 Regulation A Offering to execute on its business plans.

The company held its first closing in connection with the 2019 Regulation A Offering on November 19, 2019, in which it received gross proceeds in excess of $1.6 million. The initial closing of the 2019 Regulation A Offering constituted a qualified financing for purposes of the company’s 2019 SAFE securities, all of which were converted into shares of the company’s Series B Preferred Stock at that date. Holders of these convertible securities signed a Series B Conversion Agreement, which granted certain rights to those holders, including a ROFR. See “Description of Capital Stock – Series B Preferred Stock.” The 2019 Regulation A Offering terminated on June 19, 2020. As of December 31, 2020, the company issued 5,438,690 shares of Series B Preferred Stock in the 2019 Regulation A Offering, which provided net cash proceeds after total offering expenses and commissions of $18.75 million. The company has used a portion of the net proceeds to hire additional sales personnel, purchase additional equipment and furnishings for its new fulfillment centers, fund expanding operations, and develop the next phase of its proprietary software.

Issuances of SAFE and KISS securities

In August and September 2019, the company issued a series of simple agreements for future equity (“2019 SAFE securities”) for total proceeds of $675,000 in reliance on Regulation D under the Securities Act. The initial closing of the 2019 Regulation A Offering triggered the conversion provisions of the 2019 SAFE securities, all of which converted into 279,429 shares of Series B Preferred Stock.

In 2020, the company issued SAFE securities in reliance on Regulation D under the Securities Act for total proceeds of $303,622, which were converted into an additional 88,055 shares of Series B Preferred Stock.

On December 16, 2020, the company entered into a KISS agreement (Keep it Simple Security) for $750,000. The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on the maturity date. The issuance was made in reliance on Regulation D under the Securities Act. The proceeds were used for general business purposes.

In August and September 2021 the company entered into SAFE securities for total proceeds of $1,958,600.   All of these SAFE securities have conversion terms stipulating conversion pricing at a 20% discount (or $8.40 per share).  The issuance was made in reliance on Regulation D under the Securities Act. The proceeds were used for general business purposes.

In September 2021 the company entered into a KISS agreement for total proceeds of $225,000.  The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on the maturity date. The issuance was made in reliance on Regulation D under the Securities Act. The proceeds were used for general business purposes.

Paycheck Protection Program (PPP) Loan

The company applied for loans being administered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020 (“CARES Act”) to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. On April 21, 2020, the company entered into a loan under the Paycheck Protection Program (“PPP”), in the amount of $543,652, which may be forgivable as specified in the CARES Act. The loan will mature 2 years from the date it was issued and will accrue interest at a rate of 1% per year. If the company does not apply for loan forgiveness, it will be required to pay principal and interest payments of $30,032.32 per month, beginning six months from the last day of the covered period. The “covered period” during which PPP loan expenses may be incurred and spent begins on the date of loan origination and ends six months after origination. This funding helped defray additional expenses the company sustained due to having to pay hazard pay to employees, hire additional temporary workers and excess overtime due to surge in customer demand, and additional operational expenses due to additional safety measures being implemented within our pharmacy operations (daily cleanings, etc.). The company intends to apply for loan forgiveness by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government. The Paycheck Protection Program Flexibility Act of 2020 authorized the company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs. The outstanding principal balance as of December 31, 2020 was $543,652. During Interim 2021, this PPP Loan was forgiven by the SBA and the company realized other ordinary income of $543,652.

Indebtedness

In 2019, the Company entered into a $100,000 inventory financing arrangement with Kabbage. The loan was secured by all assets of the Company, bore an interest rate of approximately 23% per annum, and was payable over six months, with expected average monthly payments of approximately $17,833, for a total repayment of $107,000. This loan was paid in full during 2020. There is no further obligation as of December 31, 2020.

In April 2018, the company extended the operating lease agreement for its office space in Mountain View, California for an additional 3 years. In connection with entering into the extension and as security deposit for the landlord, the company secured an irrevocable letter of credit with Silicon Valley Bank for $60,000 to the benefit of the landlord. To establish this facility, the Company placed $60,000 in a deposit account with Silicon Valley Bank. At June 30, 2021, the facility has not been drawn down and the company remains current with its lease payments.

On April 29, 2020, the company entered into a $3 million revenue-based financing facility with Decathlon. The facility matures on the earliest of (a) September 29, 2024, (b) immediately prior to a change in control of the company and (c) acceleration of the obligations, such as upon the occurrence of any event of default under the agreement. If the facility is paid off after 6 months, the company will pay interest at a rate starting at 0.35 times the amount advanced under the facility up to 1.00 times the amount advanced if the facility is paid off after more than 30 months have elapsed from the effective date. The facility requires monthly payments, commencing on May 15, 2020, equal to the product of all revenue for the immediately preceding month and applicable revenue percentage, which is 2.25% in 2020, 2.5% in 2021 and 3.00% in 2022. If the annual revenue is not equal to at least 80% of projected revenue, the applicable revenue percentage for all subsequent payments will automatically increase by 0.50%, without notice from the lender. The facility is secured by the company’s assets. At June 30, 2021, $2,889,430 was outstanding under the facility.

In connection with the facility, the company issued a warrant to Decathlon for $1,000. The warrant expires on April 29, 2030. The fair value of this warrant was $4,428, which was recorded as a discount to the loan payable and is being amortized over the term of the loan. See Note 4 to the consolidated financial statements.

In March 2020, the company entered into a 5-year operating lease agreement for micro-fulfilment space in Mesa, Arizona, as it expands outside of California. In June 2020, the company entered into a 5-year operating lease agreement for micro-fulfilment space in Pleasanton, California. In addition, in July and August 2020, the company entered into 5-year operating lease agreements for micro-fulfilment space in Hayward and Van Nuys, California. In October and November 2020, the company entered into 3-year operating leases for office space in Capistrano Beach, California. During 2021, the company has entered into an additional 3-year operating lease for office space in Capistrano Beach and a 5-year operating lease for a micro-fulfillment center in Laguna Hills, California. Management anticipates it will incur additional capital expenditures in the future as the company continues to expand to these and other new locations.

The company currently has no material commitments for capital expenditures. The company maintains inventory used in the normal course of business and had $2,160,168 of inventory on hand as of June 30, 2021.

Trend Information

Margin trends

The company has several initiatives underway to increase gross margins and improve operating margins, as follows:

•	Pharmacy Management System – The company historically utilized an “off-the-shelf” industry software system to manage pharmacy operations. Management has noted several areas of inefficiencies in the pharmacy management system that cause higher than necessary labor costs for filling prescriptions, as well as, inefficiencies in inventory purchasing and insurance claims that negatively impact gross margins. Inventory purchases occur daily and human errors can result in a failure to purchase the lowest cost product available, sometimes having substantial impact on gross margin. Insurance claim processing is also subject to human errors that can negatively affect the insurance claim reimbursement amount, sometimes reducing the reimbursement several fold, again negatively impacting gross margin. During the latter half of 2018 and early 2019, the company developed a proprietary pharmacy management system to replace the “off-the-shelf” industry software the company historically utilized. The company expects this new pharmacy management system over time to reduce labor costs per prescription order, provide improvements in customer service, and improve control over inventory purchasing and insurance claim submissions. The system was put into production during April 2019, with significant updates planned every few months for the foreseeable future as the company continues to invest in Research and Development. Over time, the company anticipates a gradual reduction in pharmacy labor and an increase in gross margin, as the company continues to invest in research and development in software automation and gains inventory purchasing power with increased scale. There can be no assurances that these improvements will materialize exactly as expected.

•	AI-Assisted Customer Chat Bot – The company is developing a proprietary system to provide its customer service agents a rapid, precise and effective response to customers via text or app notification. The system is based on artificial intelligent algorithms and natural language processing that accurately interprets pharmacy customer questions and automatically pulls critical information from the patient’s file. The information is presented to the customer service agent in in a variety of natural-language consistent responses that can be sent to the customer with a simple click.
•	Optimized Robotic Dispensing – The company has more than a year of experience with a robotic dispensing system, the usage of which is currently below capacity. As order volume grows and the company further enhances its own proprietary pharmacy management system, we believe there is an opportunity to increase the efficiency and utility of the robot to reduce labor costs per order.
•	Pharmacy Refill Process Optimization – The company is developing proprietary algorithms to opportunistically process refills in advance of customary refill date, based on geographic location, in order to optimize delivery routing and reduce delivery costs per order. See “The Company’s Business – Technology — Delivery Logistics Layer and Opportunistic Refill Processing.”
•	Reduced Delivery Expense per Order – As the company increases revenue and customer volume per geography, the customer density increases and the run time per delivery is reduced, increasing the number of orders delivered per driver-hour and reducing the delivery cost per order. In addition, in territories with high customer density, the company plans to add additional micro-fulfilment centers and is developing algorithms to triage new customer requests and upcoming, scheduled refills based on their location to further optimize delivery routing.
•	Wholesale Volume Discounts – Wholesale pharmaceutical suppliers offer discounts for increasing volume of purchases and longer-term contracts. As we grow our business, management anticipates being able to purchase products at a reduced cost.
•	Increased OTC sales – Many OTC products on average have a larger gross margin than the average prescription medication. Management intends to increase OTC as a percentage of sales over time, increasing average revenue per order (“basket size”) as well as increasing the overall gross margin for the company.
•	Medication Synchronization – Many customers have multiple prescription medications that refill monthly, but often at times such that the refill dates fall on different days of the month causing multiple trips to the same customer’s house per month. By synchronizing medications, with the customer’s approval, to refill on the same day of the month, delivery efficiency can be enhanced, reducing delivery costs per order.

Order trends

The company seeks to continually grow the number of orders and its revenues by focusing on two initiatives:

•	Increase sales and marketing through a combination of direct consumer advertising and sales representatives, which has generated steady growth from inception in the number of prescriptions, the number of referring physicians, and in revenues. The company plans to moderately increase spending on direct-to-consumer marketing during 2020 and 2021 to accelerate growth in customers and revenue, although there can be no assurances that this effort will produce substantial growth in customers and revenue, or produce a customer acquisition cost (CAC) that is attractive relative to the average life-time-value (LTV) of a typical customers.
•	As of June 30, 2021, the company has 8 micro-fulfillment locations in operations throughout northern and southern California, and Phoenix, Arizona, 3 of which became operational during Interim 2021. Should the company continue to have access to sufficient growth capital, the company plans to expand into new geographies and anticipates it will experience growth rates and other business performance metrics equal to or better than those achieved in the company’s initial service territories. Even if we are able to meet our projected timeline for establishing new geographies, these operations may not generate the anticipated growth in customers, orders and revenues at the pace that we project. Management believes that, given the growth pattern of revenues since inception through June 30, 2021, assuming we increase marketing expenditures as planned, it is likely that revenues will continue to increase. While management believes the COVID-19 pandemic helps drive demand for the company’s services, the associated lockdown protocols make it more difficult for our sales representatives to enter physician offices, hindering the development of our physician referral channel, historically the driver of our new customer growth. Even if we are able to meet our projected timeline for establishing the new geographies, these developments may not generate the anticipated growth in customers, orders, revenue and profit(loss) at the pace that we project.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our operations.

As the company qualified as an essential business as defined by state regulations, we continued to operate our fulfillment centers with modifications to work flows to maintain social distancing. At the same time, we have taken a variety of safety measures following federal, state and local guidelines at our fulfillment centers’ operations. These safety measures include enhanced daily cleaning and disinfection policies, enhanced personal hygiene efforts and implementing social distancing efforts and awareness throughout the fulfillment centers. To date, we have not experienced any significant disruptions in our pharmacy operations, supply chain or any delivery interruptions or delays. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to operate one or more of our fulfillment centers or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

During early 2020, we experienced an increase in demand primarily as a result of changes to consumer behaviors resulting from the various stay-at-home orders in California in response to the COVID-19 pandemic. Since that initial surge in demand, customer demand has moderated to be more in line with the pre-COVID-19 period. Furthermore, the lockdowns associated with COVID, both governmentally imposed and voluntarily imposed, have made it more difficult for our sales representatives to meet with physician offices, limiting the company’s ability to develop the physician referral channel, particularly in new territories. The impacts on demand and physician behavior may not continue at current levels, if at all, depending on the duration and severity of the COVID-19 pandemic, the length of time stay-at-home orders stay in effect and for economic and operating conditions, and consumer behaviors to resume to levels prior to the COVID-19 pandemic and numerous other uncertainties.

The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time.  However, as of the date of this report, the company has experienced increased demand for its products and services, so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company’s executive officers and directors are listed below. The executive officers are full-time employees.

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Cary Breese	Chief Executive Officer, Chief Financial Officer	54	June 24, 2015
Sumeet Sheokand	Chief Technology Officer	46	June 24, 2015
Directors
Cary Breese	Director	54	June 24, 2015
Sumeet Sheokand	Director	46	June 24, 2015
Barry Karlin	Director	66	January 2, 2018
Significant Employee
Melissa Bostock	Pharmacist-in-Charge	40	October 15, 2015

Cary Breese, CEO and Co-founder

Cary Breese has served as the company’s CEO and CFO since the formation of the company in 2015. Prior to founding NowRx, Cary was CEO of GenieDB, a venture-funded tech startup that provided distributed MySQL database-as-a-service to enterprises, from 2012 until 2014. At GenieDB, Cary maintained overall responsibility for all operations, financing, marketing and sales. From 2011 to 2015, Cary was also a founding member and CFO of Frost Data Capital, a Big Data new company incubator and venture fund focused on new innovations in data management, data analytics and internet of things. Cary also was CEO of a successful financial tech company, Trafalgar Insurance Services, which he acquired in March 2003 and then led through financial turnaround and ultimate sale to a large regional financial services firm. Cary holds a Bachelor of Science degree in Electrical Engineering from Drexel University, and holds an ACAS designation from the Casualty Actuarial Society, a professional society whose members have demonstrated expertise in finance, economics, insurance and risk management.

Sumeet Sheokand, CTO and Co-founder

Sumeet Sheokand has served as the company’s CTO, a position in which Sumeet since the formation of the company in 2015. During 2014, Sumeet was involved with a startup incubator as an Entrepreneur-in-Residence. He also consulted with a top-3 US telecom provider to build their social media customer listener platform. Sumeet was CTO of GenieDB from 2012 until 2014, where he was responsible for all technology and software. Prior to joining GenieDB, Sumeet worked in technology management in a number of enterprises. Sumeet holds an undergraduate degree in Electrical and Computer Engineering from National Institute of Technology Kurukshetra, India, and a Masters of Business and Administration from UCLA Anderson School of Management.

Melissa Bostock, Pharmacist-in-Charge

Melissa Bostock has served as NowRx’s Pharmacist-in-Charge since the company began operations in November 2015.  Prior to joining NowRx, Melissa was Pharmacy Executive Team Manager at Target, from July 2012 to November 2015. Melissa holds a BS degree in Microbiology and a Master of Public Health degree in Community Health, from UCLA, and holds a Doctor of Pharmacy from University of California, San Francisco.

Barry Karlin, Director

Barry Karlin joined the Board in January 2018. Since May 2014, he has been a private investor in real estate, high technology, and healthcare companies, and regularly consults to private equity firms as well as to public and privately held wealth management companies, primarily in the healthcare services sector. Barry was the founder, Chairman and CEO of Prospira PainCare, a physician-based rollup of pain management practices, from August 2012 to May 2014. He was also the founder, Chairman and CEO of CRC Health Group from 1995 to 2010, a specialized behavioral healthcare treatment provider in the United States, Canada and the United Kingdom. In 2000, Barry founded eGetgoing, which offered treatment through live, audio/video based online technology. He served as Chairman and CEO before eGetgoing was acquired by CRC in 2002. He previously cofounded and served as Chairman and CEO of Navigation Technologies, formerly served as a general partner at a venture firm specializing in the wireless communications industry and served as a strategy management consultant; first with Strategic Decisions Group (1981 – 1984) and subsequently with Decision & Risk Analysis, Inc. (1991 – 1995). Barry has received numerous awards including Ernst & Young 2008 Northern California Regional Entrepreneur of the Year in Life Sciences, Silicon Valley Business Journal 2002 award for Fastest Growing Private Company, Certificate of Special Congressional Recognition in 2005 and the California Association of Drug Abuse Counselors award for exceptional contribution to the addiction community. He received his Ph.D. and M.S. from Stanford University in the Department of Engineering-Economic-Systems (specialty in Decision Sciences) and a B.S. in Electrical Engineering from the University of Witwatersrand in South Africa.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2020, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation	Other compensation	Total compensation
Cary Breese	CEO	$250,000	$18,000	$268,000
Sumeet Sheokand	CTO	$250,000	$18,000	$268,000

Other than cash compensation, health benefits and stock options, no other compensation was provided to the executive officers, including in their capacity as directors of the company. The company’s non-executive director received no compensation in connection with his board service.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of June 30, 2021, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities, or having the right to acquire those securities. The table assumes that all options and warrants have vested. The company’s voting securities include all shares of Common Stock and all shares of Preferred Stock.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class
Cary Breese 6 Trapani Laguna Niguel, CA 92677	Common Stock	3,617,600		0	42.42%
Sumeet Sheokand 995 W. Homestead Road Sunnyvale, CA 94087	Common Stock	3,182,400		0	37.32%
Barry Karlin 120 Atherton Ave Atherton, CA 94027	Common Stock	1,700,000	(1)	0	19.94%
All current officers and directors as a group (3 people)	Common Stock	8,500,000		0	99.68%
New Direction IRA, Inc. 1070 West Century Drive Louisville, CO 80027	Series A Preferred Stock	3,124,028		0	35.29%
All current officers and directors as a group (3 people)	Series A Preferred Stock	445,229		0	5.04%
New Direction IRA, Inc. 1070 West Century Drive Louisville, CO 80027	Series B Preferred Stock	691,005		0	71.2%
All current officers and directors as a group (3 people)	Series B Preferred Stock	0		0	0%

(1)	All shares are owned by The Karlin Family Trust, of which Mr. Karlin is the trustee. As trustee, he exercises voting control over all shares.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company reimburses the CEO for an apartment on a month-to-month basis. Rent is $1,677 per month and is available for reimbursement monthly.

DESCRIPTION OF CAPITAL STOCK

General

The company is offering shares of Series C Preferred Stock in this offering. The Series C Preferred Stock may be converted into shares of the Common Stock of the company at the discretion of each investor, or automatically upon the occurrence of certain events, like an initial public offering. The company is therefore qualifying up to 7,002,801 shares of Series C Preferred Stock, convertible into an additional 7,002,801 shares of Common Stock, under the Offering Statement of which this Offering Circular is a part.

The following description summarizes the most important terms of the company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of NowRx’s third amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of NowRx’s capital stock, you should refer to the third amended and restated certificate of incorporation and bylaws of the company and to the applicable provisions of Delaware law.

The authorized capital stock of the company consists of Common Stock, par value $0.00001 per share and Preferred Stock. Immediately prior to the initial closing of this offering, the company will amend its amended certificate of incorporation to authorize additional shares of both Common and Preferred Stock. The form of third amended and restated certificate of incorporation setting forth the terms of the Series C Preferred Stock is filed as Exhibit 2.2 to the Offering Statement of which this Offering Circular is a part. Upon the filing of the amendment, the total number of authorized shares of Common Stock of NowRx will be 35,000,000 and the total number of authorized shares of Preferred Stock will be 23,000,000, of which 8,853,173 will be designated as Series A Preferred Stock, 6,497,179 will be designated as Series B Preferred Stock and 7,000,000 will be designated as Series C Preferred Stock. The total number of shares of Common Stock subject to awards under the 2015 Stock Incentive Plan is 1,500,000.

As of June 30, 2021, the outstanding shares and options of the company consisted of 8,600,000 shares of Common Stock, 732,887 shares of Common Stock that are issuable upon exercise of employee stock options, 8,841,611 shares of Series A Preferred Stock and 6,497,179 shares of Series B Preferred Stock.

Common Stock

Voting Rights

Each holder of the company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, as detailed in the company’s third amended and restated certificate of incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the company, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the company and the satisfaction of any liquidation preference granted to the holders of all shares of the outstanding Preferred Stock.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Series C Preferred Stock

Voting Rights

Each holder of Series C Preferred Stock will be entitled to one vote for each share of Common Stock into which such share of Series C Preferred Stock could be converted. Fractional votes will not be permitted and if the conversion results in a fractional share, it will be disregarded. Holders of Series C Preferred Stock will be entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock, on an as converted to Common Stock basis.

Dividend Rights

Holders of Series C Preferred Stock will be entitled to receive dividends as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of the Common Stock, Series A Preferred Stock and Series B Preferred Stock. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Conversion Rights

Shares of Series C Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company’s Common Stock at the then-applicable conversion rate. Initially, the conversion rate for each share of Series C Preferred Stock will be one share of Common Stock per share of Series C Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock.

Additionally, each share of Series C Preferred Stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act or upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class and on an as-converted basis. The shares will convert in the same manner as a voluntary conversion.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events (each a “Deemed Liquidation Event”) such as the sale or merger of the company, as further set forth in the second amended and restated certificate of incorporation, all holders of Series C Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Common Stock and pari passu with the holders of Series A Preferred Stock and Series B Preferred Stock. Holders of Series C Preferred Stock will receive a liquidation preference equal to the greater of (a) an amount for each share equal to the Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like (the “liquidation preference”) plus any declared but unpaid dividends with respect to such shares or (b)  such amount per share as would have been payable had all shares of Series C Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. Initially, the liquidation preferences for each share of Series C Preferred Stock will be $10.50 (the “Original Issue Price”).

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the assets (or the consideration received in a transaction) that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

After the payment of the full liquidation preference of the Series C Preferred Stock, the Series B Preferred Stock and the Series A Preferred Stock, the remaining assets of the company legally available for distribution (or the consideration received in a transaction), if any, will be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

Drag Along Rights

The subscription agreement that investors will execute in connection with the offering contains a “drag-along provision” related to the sale of the company. Investors who purchase Series C Preferred Stock (or who hold Common Stock issued upon the conversion of Series C Preferred Stock) agree that, if the board of directors and majority holders of other classes of stock vote in favor of a sale of the company, then such holders of Series C Preferred Stock (or Common Stock, as the case may be) will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the company and deliver any documentation or take other actions reasonably requested by the company or the other holders in connection with the sale. The drag-along provision further states that if the consideration to be paid in such a sale of the company includes any securities, the receipt of which by the holder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the holder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to “accredited investors” as defined in Regulation D promulgated under the Securities Act, the company may instead cause to be paid to the holder an amount in cash equal to the fair value (as determined in good faith by the company) of the securities that the holder would otherwise receive as of the date of the issuance of such securities in exchange for the securities. Transferees of investors in this offering must agree to the terms of the drag-along provision as a condition to any transfer.

Information Rights

The company also agrees in the subscription agreement to grant certain information rights to investors in this offering who invest $50,000 or more, subject to certain exceptions. For example, the company agrees to provide to such investors quarterly unaudited financial statements for each fiscal quarter of the company (except the last quarter of the company’s fiscal year), in addition to the financial information it is required to make publicly available under applicable securities laws and regulations.

Additional Rights and Participation Rights

MFN Rights. The subscription agreement that investors will execute in connection with the offering grants investors who invest $250,000 or more and their transferees “most favored nation” participation rights in connection with the company’s next preferred equity offering. If in its next preferred equity financing after the date that an investor executes the subscription agreement (the “Next Financing”) the company issues securities that (a) have rights, preferences or privileges that are more favorable than the terms of the Series C Preferred Stock, such as price-based anti-dilution protection, or (b) provide all such future investors in the Next Financing contractual terms such as registration rights, the company agrees to provide substantially equivalent rights to the investor with respect to the Series C Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), through the investor’s proxy, if applicable, subject to the investor’s execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (the “Next Financing Documents”), provided that certain rights may be reserved for investors with a minimum amount of investment in the Next Financing. Upon the execution and delivery of the Next Financing Documents, the subscription agreement (excluding any then-existing and outstanding obligations) will be automatically amended and restated by and into the Next Financing Documents and will be terminated and of no further force or effect. As a result, the rights of investors who participate in any Next Financing will instead be governed by the Next Financing Documents.

Right of First Refusal. In the subscription agreement, the company also grants investors who invest $250,000 or more in this offering participation rights. Investors will have the right of first refusal to purchase the investor’s Pro Rata Share of any New Securities (each as defined below) that the company may issue in the Next Financing. The investor will have no right to purchase any New Securities if the investor cannot demonstrate to the company’s reasonable satisfaction that the investor is at the time of the proposed issuance of New Securities eligible to purchase such New Securities under applicable securities laws. An investor’s “Pro Rata Share” means the ratio of (i) the number of shares of the company’s Common Stock issued or issuable upon conversion of the Series C Preferred Stock owned by the investor, to (ii) that number of shares of the company’s capital stock equal to the sum of (A) all shares of the company’s capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and promissory notes, and (B) all shares of the company’s capital stock reserved and available for future grant under any equity incentive or similar plan.

“New Securities” means any shares of the company’s preferred stock (“Preferred Stock”) to be issued in the Next Financing. “New Securities” does not include: (i) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (ii) Common Stock or preferred stock issued in any offering concurrent with the offering in which the investor is investing; (iii) shares of Common Stock or preferred stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the company outstanding as of the date the Offering Statement is qualified by the Commission and any securities issuable upon the conversion thereof; (iv) shares of Common Stock or preferred stock issued in connection with any stock split or stock dividend or recapitalization; (v) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the date the Offering Statement is qualified by the Commission to employees, officers, directors, contractors, consultants or advisers to, the company or any subsidiary of the company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the board of directors; (vi) shares of the company’s Series B Preferred Stock issued in this offering; (vii) any other shares of Common Stock or preferred stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the board of directors; (viii) shares of Common Stock issued or issuable by the company to the public pursuant to a registration statement filed under the Securities Act; and (ix) any other shares of the company’s capital stock, the issuance of which is specifically excluded by approval of the board of directors.

Series B Preferred Stock

Voting Rights

Each holder of Series B Preferred Stock is entitled to one vote for each share of Common Stock into which such share of Series B Preferred Stock can be converted. Fractional votes are not permitted and if the conversion results in a fractional share, it will be disregarded. Holders of Series B Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock, on an as converted to Common Stock basis.

Dividend Rights

Holders of Series B Preferred Stock are entitled to receive dividends as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of the Common Stock and Series A Preferred Stock and Series C Preferred Stock. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Conversion Rights

Shares of Series B Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company’s Common Stock at the then-applicable conversion rate. Initially, the conversion rate for each share of Series B Preferred Stock is one share of Common Stock per share of Series B Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock.

Additionally, each share of Series B Preferred Stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act or upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class and on an as-converted basis. The shares will convert in the same manner as a voluntary conversion.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events (each a “Deemed Liquidation Event”) such as the sale or merger of the company, as further set forth in the second amended and restated certificate of incorporation, all holders of Series B Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Common Stock and pari passu with the holders of Series A Preferred Stock and Series C Preferred Stock. Holders of Series B Preferred Stock will receive a liquidation preference equal to the greater of (a) an amount for each share equal to the Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like (the “liquidation preference”) plus any declared but unpaid dividends with respect to such shares or (b)  such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. Initially, the liquidation preferences for each share of Series B Preferred Stock was $3.4477 (the “Original Issue Price”).

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the assets (or the consideration received in a transaction) that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

After the payment of the full liquidation preference of the Series B Preferred Stock, the Series A Preferred Stock and the Series C Preferred Stock, the remaining assets of the company legally available for distribution (or the consideration received in a transaction), if any, will be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

Drag Along Rights

The subscription agreement that investors executed in connection with the 2019 Regulation A Offering and the Series B Conversion Agreement contained a “drag-along provision” related to the sale of the company. Investors who purchased Series B Preferred Stock or received shares pursuant to the Series B Conversion Agreement (or who hold Common Stock issued upon the conversion of Series B Preferred Stock) agreed that, if the board of directors and majority holders of other classes of stock vote in favor of a sale of the company, then such holders of Series B Preferred Stock (or Common Stock, as the case may be) will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the company and deliver any documentation or take other actions reasonably requested by the company or the other holders in connection with the sale. The drag-along provision further states that if the consideration to be paid in such a sale of the company includes any securities, the receipt of which by the holder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the holder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to “accredited investors” as defined in Regulation D promulgated under the Securities Act, the company may instead cause to be paid to the holder an amount in cash equal to the fair value (as determined in good faith by the company) of the securities that the holder would otherwise receive as of the date of the issuance of such securities in exchange for the securities. Transferees of investors in this offering must agree to the terms of the drag-along provision as a condition to any transfer.

Information Rights

The company also agreed in the subscription agreement that investors executed in connection with the 2019 Regulation A Offering and the Series B Conversion Agreement to grant certain information rights to investors in the 2019 Regulation A Offering who invested $50,000 or more, subject to certain exceptions. For example, the company agreed to provide to such investors quarterly unaudited financial statements for each fiscal quarter of the company (except the last quarter of the company’s fiscal year), in addition to the financial information it is required to make publicly available under applicable securities laws and regulations.

Additional Rights and Participation Rights

MFN Rights. The subscription agreement that investors executed in connection with the 2019 Regulation A Offering and the Series B Conversion Agreement grant investors who invested $250,000 or more and their transferees “most favored nation” participation rights in connection with the company’s next preferred equity offering. If in its next preferred equity financing after the date that an investor executed the subscription agreement (the “Next Financing”) the company issues securities that (a) have rights, preferences or privileges that are more favorable than the terms of the Series B Preferred Stock, such as price-based anti-dilution protection, or (b) provide all such future investors in the Next Financing contractual terms such as registration rights, the company agrees to provide substantially equivalent rights to the investor with respect to the Series B Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), through the investor’s proxy, if applicable, subject to the investor’s execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (the “Next Financing Documents”), provided that certain rights may be reserved for investors with a minimum amount of investment in the Next Financing. Upon the execution and delivery of the Next Financing Documents, the subscription agreement (excluding any then-existing and outstanding obligations) will be automatically amended and restated by and into the Next Financing Documents and will be terminated and of no further force or effect. As a result, the rights of investors who participate in any Next Financing will instead be governed by the Next Financing Documents. This offering does not trigger the MFN Rights.

Right of First Refusal. In the subscription agreement that investors executed in connection with the 2019 Regulation A Offering and the Series B Conversion Agreement, the company also granted investors who invest $250,000 or more in this offering participation rights. Investors will have the right of first refusal to purchase the investor’s Pro Rata Share of any New Securities (each as defined below) that the company may issue in the Next Financing. The investor will have no right to purchase any New Securities if the investor cannot demonstrate to the company’s reasonable satisfaction that the investor is at the time of the proposed issuance of New Securities eligible to purchase such New Securities under applicable securities laws. An investor’s “Pro Rata Share” means the ratio of (i) the number of shares of the company’s Common Stock issued or issuable upon conversion of the Series B Preferred Stock owned by the investor, to (ii) that number of shares of the company’s capital stock equal to the sum of (A) all shares of the company’s capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and promissory notes, and (B) all shares of the company’s capital stock reserved and available for future grant under any equity incentive or similar plan.

“New Securities” means any shares of the company’s preferred stock (“Preferred Stock”) to be issued in the Next Financing. “New Securities” does not include: (i) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (ii) Common Stock or preferred stock issued in any offering concurrent with the offering in which the investor is investing; (iii) shares of Common Stock or preferred stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the company outstanding as of the date the Offering Statement is qualified by the Commission and any securities issuable upon the conversion thereof; (iv) shares of Common Stock or preferred stock issued in connection with any stock split or stock dividend or recapitalization; (v) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the date the Offering Statement is qualified by the Commission to employees, officers, directors, contractors, consultants or advisers to, the company or any subsidiary of the company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the board of directors; (vi) shares of the company’s Series B Preferred Stock issued in this offering; (vii) any other shares of Common Stock or preferred stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the board of directors; (viii) shares of Common Stock issued or issuable by the company to the public pursuant to a registration statement filed under the Securities Act; and (ix) any other shares of the company’s capital stock, the issuance of which is specifically excluded by approval of the board of directors.

Series A Preferred Stock

On March 28, 2018, the company commenced an offering pursuant to Regulation A under the Securities Act (the “2018 Regulation A Offering”), pursuant to which it sold 3,499,878 shares of Series A Preferred Stock. The initial closing of the 2018 Regulation A Offering constituted a qualified financing for purposes of then-outstanding SAFE securities, KISS agreements and Crowd Notes, all of which were converted into shares of the company’s Series A Preferred Stock at that date. Holders of these convertible securities signed a Series A Conversion Agreement, which granted certain rights to those holders.

Voting Rights

Each holder of Series A Preferred Stock is entitled to one vote for each share of Common Stock into which such share of Preferred Stock could be converted. Fractional votes will not be permitted and if the conversion results in a fractional share, it will be disregarded. Holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock, on an as converted to Common Stock basis.

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of Series B Preferred Stock, Series C Preferred Stock and Common Stock. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Conversion Rights

Shares of Series A Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company’s Common Stock at the then-applicable conversion rate. Initially, the conversion rate for the Series A Preferred Stock is one share of Common Stock per share of Series A Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock.

Additionally, each share of Series A Preferred Stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act or upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class and on an as-converted basis. The shares will convert in the same manner as a voluntary conversion.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events (each a “Deemed Liquidation Event”) such as the sale or merger of the company, as further set forth in the second amended and restated certificate of incorporation, all holders of Series A Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Common Stock and pari passu with the holders of Series B Preferred Stock and Series C Preferred Stock. Holders of Series A Preferred Stock will receive a liquidation preference equal to the greater of (a) an amount for each share equal to the Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like (the “liquidation preference”) plus any declared but unpaid dividends with respect to such shares or (b)  such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. Initially, the liquidation preferences for the shares of Series A Preferred Stock was $2.00 per share (the “Series A Original Issue Price”).

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the assets (or the consideration received in a transaction) that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

After the payment of the full liquidation preference of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, the remaining assets of the company legally available for distribution (or the consideration received in a transaction), if any, will be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

Drag Along Right

The subscription agreement that investors executed in connection with the 2018 Regulation A Offering and the Series A Conversion Agreement each contained a “drag-along provision” related to the sale of the company. Investors who purchased Series A Preferred Stock (or who hold Common Stock issued upon conversion of Series A Preferred Stock) agreed that, if the board of directors and majority holders of other classes of stock vote in favor of a sale of the company, then such holders of Series A Preferred Stock (or Common Stock, as the case may be) will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the company and deliver any documentation or take other actions reasonably requested by the company or the other holders in connection with the sale. The drag-along provision further stated that if the consideration to be paid in such a sale of the company includes any securities, the receipt of which by the holder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the holder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to “accredited investors” as defined in Regulation D promulgated under the Securities Act, the company may instead cause to be paid to the holder an amount in cash equal to the fair value (as determined in good faith by the company) of the securities that the holder would otherwise receive as of the date of the issuance of such securities in exchange for the securities. Transferees of investors in the 2018 Regulation A Offering must agree to the terms of the drag-along provision as a condition to transfer.

Information Rights

The company also agreed in the subscription agreement for the 2018 Regulation A Offering and the Series A Conversion Agreement to grant certain information rights to investors in that offering, subject to certain exceptions. For example, the company agreed to provide to investors quarterly unaudited financial statements for each fiscal quarter of the company (except the last quarter of the company’s fiscal year), in addition to the financial information it is required to make publicly available under applicable securities laws and regulations.

Additional Rights and Participation Rights

Preferred Stock Protective Provisions

Approval of a majority of the shares Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock shall be required to adversely change rights of the Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, respectively.  In addition, approval of a majority of the shares Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, voting as a single class, shall be required to (i) change the authorized number of authorized shares of Common Stock and Preferred Stock; (ii) authorize a new series of preferred stock having rights senior to or on parity with the Preferred Stock; (iii) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (iv) declare or pay any dividend; or (v) liquidate or dissolve, including any sale of the company or substantially all of its assets.   In the event that an insufficient number of shares of Preferred Stock cast a vote on the matter following a fourteen (14) day notice period, any unvoted shares shall be voted via proxy by the President of the company, either for or against, in the same proportion as the votes that have been received prior to the expiration of the notice period.

SAFE Securities; KISS Agreement

In August and September 2021 the company entered into SAFE securities for total proceeds of $1,958,600.   All of these SAFE securities have conversion terms stipulating conversion pricing at a 20% discount (or $8.40 per share).  The initial closing of this offering will trigger the conversion provision of the SAFE securities into a total of 239,119 shares of Series C Preferred Stock, or $8.40 per share. Upon the conversion, the company will retire the SAFE securities.

In September 2021 the company entered into a KISS agreement for total proceeds of $225,000.   This KISS security has conversion terms stipulating conversion pricing at a 20% discount (or $8.40 per share).  The initial closing of this offering will trigger the conversion of the principal amount of the KISS agreement into a total of 26,786 shares of Series C Preferred Stock, or $8.40 per share. Upon the conversion, the company will retire the KISS agreement.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

The company is offering a minimum of 238,095 shares of Series C Preferred Stock and a maximum of 7,002,801 shares of Series C Preferred Stock, as described in this Offering Circular. The company has engaged SI Securities, LLC as its sole and exclusive placement agent to assist in the placement of its securities. SI Securities, LLC is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with this offering, assuming a fully-subscribed offering.

Per Share
Public offering price	$10.5000
SeedInvest Transaction Fee per share	$0.2170
Per Share Price plus Transaction Fee	$10.7170
Placement Agent commissions	$0.7106
Proceeds, before expenses, to us	$9.7894

Except as set forth above, the company is not under any contractual obligation to engage SI Securities, LLC to provide any services to the company after this offering, and has no present intent to do so. However, SI Securities, LLC may, among other things, introduce the company to potential target businesses or assist the company in raising additional capital, as needs may arise in the future. If SI Securities, LLC provides services to the company after this offering, the company may pay SI Securities, LLC fair and reasonable fees that would be determined at that time in an arm’s length negotiation. SI Securities, LLC will receive

•	an 8.5% commission on proceeds it raises up to $20,000,000,
•	a 7.0% commission on the next $20,000,000 in proceeds it raises,
•	a 6.0% commission on the next $20,000,000 in proceeds it raises and
•	a 5.0% commission on any proceeds it raises in excess of $60,000,000.

If the placement agent identifies all the investors and the maximum amount of securities is sold, the maximum amount the company would pay SI Securities, LLC is $4,976,470.40.

SI Securities, LLC intends to use an online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering.  SI Securities, LLC will charge you a non-refundable transaction fee equal to 2% of the amount you invest (up to $300) at the time you subscribe for our securities. This fee will be refunded in the event the company does not reach its minimum fundraising goal. In addition, SI Securities, LLC may engage selling agents in connection with the offering to assist with the placement of securities.

Selling Securityholders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the company.

Right of First Refusal to Series B Preferred Stock Investors

On the date this offering commences, the company will send a notice to the ROFR Investors. The ROFR Investors collectively have a right of first refusal to purchase up to 21,211 shares of Series C Preferred Stock (the “ROFR Maximum”) in this offering in order to maintain their pro rata ownership of the company’s voting stock, assuming that the maximum of 7,002,801 shares of Series C Preferred Stock are sold in this offering. ROFR Investors will have until the ROFR Cutoff Date, which is 10 days after the commencement of this offering, to indicate their intention and to subscribe to purchase the shares of Series C Preferred Stock pursuant to the ROFR. Investors exercising their ROFR may elect to purchase shares of Series C Preferred Stock, subject to the ROFR Maximum, plus additional shares of Series C Preferred Stock that may be available in this offering, on a first-come, first-served basis. In the event that this offering is fully subscribed by the ROFR Cutoff Date, the company will allocate up to the first 21,211 shares of Series C Preferred Stock available in this offering to those investors who exercise their ROFR then allocate the remaining shares on a first-come, first-served basis to new investors. If ROFR Investors do not exercise their rights for all of the shares subject to the ROFR, the company has 180 days from the ROFR Cutoff Date, or April 7, 2022, to sell the shares that were not taken up by those investors and meet the minimum offering amount for this offering. If the company fails to meet the minimum offering amount within that 180-day period, it must again offer the investors a right to purchase shares of Series C Preferred Stock. See “Description of Capital Stock – Series B Preferred Stock.”

ROFR Investors may also elect to purchase more or fewer shares of Series C Preferred Stock in this offering, subject to the minimum purchase requirements of $997.50 for 95 shares of Series C Preferred Stock and subject to the maximum allocation if the offering becomes fully subscribed before the ROFR Cutoff Date, as described above. ROFR Investors will need to complete the online subscription process described below.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase the Series C Preferred Stock. The company may close on investments on a “rolling” basis (so not all investors will receive their securities on the same date), provided that the minimum offering amount for this offering has been met. Investors may subscribe by tendering funds via debit card, wire or ACH only (checks will not be accepted) to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until both the minimum offering amount has been reached and a closing has occurred. However, in the event the company has not sold the minimum amount of shares by April 7, 2022, or sooner terminated the offering, any money tendered by potential investors will be promptly returned by the Escrow Agent. Upon closing, funds tendered by investors will be made available to the company for its use.

In order to invest, investors, including ROFR Investors, will be required to subscribe to the offering via the Online Platform and agree to the terms of the offering, subscription agreement, and any other relevant exhibit attached thereto. All securities issuable as a result of the exercise of a ROFR will be issued to ROFR Investors in the initial closing of this offering, after the minimum offering amount has been met. In the event that the company does not sell the maximum number of securities in this offering, ROFR Investors who exercised their ROFR will hold shares representing a higher percentage of the company’s voting stock than before this offering.

In the event that it takes some time for the company to raise funds in this offering, the company will rely on income from sales, funds raised in any offerings from accredited investors.

Rewards

At stepped investment levels, the company plans to offer investment packages that provide various incentives.  For the purposes of determining investment level, any new investment in this offering will be combined with investments made by the same investor (legal name must be identical) in either of the company's prior Regulation A offerings.

The company plans to offer the following benefits at various levels of investment:

For subscriptions received by October 22, 2021:

Tier 1 ($1,000)

•	California Vacation Package Drawing – Automatic entry into a random drawing to win a free 2-night stay in California, tour a NowRx pharmacy facility, and attend the NowRx Series C celebration dinner with CEO Cary Breese. All reasonable travel expenses paid for by NowRx. This California Vacation Package will be awarded to two (2) separate investors, drawn at random. (Approximate MSRP $1,500)

•	Quarterly investor update email from the CEO.

Tier 2 ($5,000) (Approximate MSRP $150)

All the above plus

•	Exclusive NowRx hoodie – 100% cotton “hoodie style” sweatshirt with NowRx logo.

•	“Yeti Rambler 14 oz. Coffee Mug” with NowRx logo

•	Participate in annual group investor call with the CEO.

Tier 3 ($10,000) (Approximate MSRP $50)

All the above plus

•	Yearly group video chat session with the CEO.

•	Lucite stock certificate display showing the number of shares owned and NowRx logo (“tombstone”).

Tier 4 ($25,000) (Approximate MSRP $200)

All of the above plus:

•	Yearly one-on-one video chat session with the CEO.

•	Attendance at group leadership dinner in California.

Tier 5 (50,000)

All of the above plus:

•	Quarterly group investor call with CEO.

•	One-time private tour of a NowRx facility with the CEO.

Tier 6 ($100,000) (Approximate MSRP $300)

All of the above plus:

•	Quarterly one-on-one video chat session with the CEO.

•	Invitation to annual private leadership dinner in California and tour of NowRx facility with CEO.

For subscriptions received after October 22, 2021:

Tier 1 ($5,000)

•	Quarterly investor update email from the CEO.

Tier 2 ($10,000) (Approximate MSRP $40)

All the above plus

•	“Yeti Rambler 14 oz. Coffee Mug” with NowRx logo.

•	Participate in annual group investor call with the CEO.

Tier 3 ($25,000) (Approximate MSRP $50)

All the above plus

•	Yearly group video chat session with the CEO.

•	Lucite stock certificate display showing the number of shares owned and NowRx logo (“tombstone”).

Tier 4 ($50,000) (Approximate MSRP $200)

All of the above plus:

•	Yearly one-on-one video chat session with the CEO.

•	Attendance at group leadership dinner in California.

Tier 5 (100,000)

All of the above plus:

•	Quarterly group investor call with CEO.

•	One-time private tour of a NowRx facility with the CEO.

Tier 6 ($250,000) (Approximate MSRP $300)

All of the above plus:

•	Quarterly one-on-one video chat session with the CEO.

•	Invitation to annual private leadership dinner in California and tour of NowRx facility with CEO.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We are required to make annual and semi-annual filings with the Commission. We make annual filings on Form 1-K, which is due by the end of April each year and will include audited financial statements for the previous fiscal year. We make semi-annual filings on Form 1-SA, which is due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We also file current reports on Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1-K.

We may supplement the information in this Offering Circular by filing a Supplement with the Commission. We hereby incorporate by reference into this Offering Circular all such Supplements, and the information on any Form 1-K, 1-SA or 1-U filed after the date of this Offering Circular.

All these filings will be available on the Commission’s EDGAR filing system. You should read all the available information before investing.

NowRx, Inc.

A Delaware Corporation

Financial Statements

NowRx, Inc.

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	F-1-F-2

Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years then ended:

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations	F-4

Consolidated Statements of Changes in Stockholders’ Equity	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Consolidated Financial Statements	F-7-F-25

Consolidated Financial Statements as of June 30, 2021 (Unaudited) and December 31, 2020 (Audited) and for the six-month periods ended June 30, 2021 and 2020 (Unaudited):

Consolidated Balance Sheets	F-26

Consolidated Statements of Operations	F-27

Consolidated Statements of Changes in Stockholders’ Equity	F-28

Consolidated Statements of Cash Flows	F-29

Notes to Consolidated Financial Statements	F-30-F49

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of NowRx, Inc. Opinion
Members of: WSCPA AICPA PCPS 802 North Washington PO Box 2163 Spokane, Washington 99210-216 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

We have audited the accompanying consolidated financial statements of NowRx, Inc., which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NowRx, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of NowRx, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about NowRx, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of NowRx, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

April 30, 2021

NOWRX, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2019

	2020	2019
ASSETS
Current Assets:
Cash and equivalents	$8,873,706	$702,626
Accounts receivable, net	1,156,705	568,664
Inventory	1,873,278	941,543
Prepaid expense	167,207	73,809
Other current assets	3,478	-
Total Current Assets	12,074,374	2,286,642

Non-Current Assets:
Property and equipment, net	1,194,153	732,670
Other non-current assets	285,678	226,266
Total Non-Current Assets	1,479,831	958,936

TOTAL ASSETS	$13,554,205	$3,245,578

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$857,541	$659,360
Accrued liabilities	361,198	323,776
SBA Paycheck Protection Program loan	543,652	-
Loan payable, net of unamortized discount	782,010	-
Warrant liability	23,264	-
Short-term inventory financing	-	63,667
Short-term notes payable	-	125,000
Total Current Liabilities	2,567,665	1,171,803

Non-Current Liabilities:
KISS liability	750,000	-
Loan payable, net of unamortized discount and current portion	1,189,638	-
Total Non-Current Liabilities	1,939,638	-

Total Liabilities	4,507,303	1,171,803

Stockholders' Equity:
Series A Preferred Stock, $0.00001 par value, 8,853,173 shares authorized, 8,853,173 and 8,853,173 shares issued and outstanding, liquidation preferences of $17,706,346 and $17,706,346 as of December 31, 2020 and 2019, all respectively.	88	88
Series B Preferred Stock, $0.00001 par value, 6,500,000 shares authorized, 6,497,179 and 970,434 shares issued and outstanding, liquidation preferences of $22,400,324 and $3,345,765 as of December 31, 2020 and 2019, all respectively.	65	10
Common stock, $0.00001 par value, 30,000,000 shares authorized, 8,584,000 and 8,527,500 shares issued and outstanding, 8,500,000 and 7,983,507 vested as of December 31, 2020 and 2019, all respectively.	86	85
Additional paid-in capital	30,220,261	12,823,345
Accumulated deficit	(21,173,598)	(10,749,753)
Total Stockholders' Equity	9,046,902	2,073,775

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$13,554,205	$3,245,578

See Independent Auditors’ Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2020 and 2019

	2020	2019
Sales, net	$13,414,400	$7,074,886
Cost of goods sold	(11,932,203)	(6,174,511)
Gross profit	1,482,197	900,375

Operating Expenses:
Pharmacy operations and support	4,876,568	3,527,141
General and administrative	1,738,447	844,085
Sales and marketing	3,481,945	1,437,760
Depreciation expense	126,903	96,158
Research and development	1,472,062	781,171
Total Operating Expenses	11,695,925	6,686,315

Loss from operations	(10,213,728)	(5,785,940)

Other Income (Expenses):
Interest income	427	1,826
Other income	30,268	-
Interest expense	(221,976)	(2,082)
Change in value of warrant	(18,836)	-
Total Other Income (Expenses)	(210,117)	(256)

Net Loss	$(10,423,845)	$(5,786,196)

Weighted-average vested common shares outstanding:
- Basic and Diluted	8,480,799	6,920,000

Net loss per common share
- Basic and Diluted	$(1.23)	$(0.84)

See Independent Auditors’ Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2020 and 2019

	Series A Preferred Stock		Series B Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2018	8,841,630	$88	-	$-	8,527,500	$85	$10,055,650	$(4,963,557)	$5,092,266

Issuance of preferred stock for cash	-	-	691,005	7	-	-	2,382,379	-	2,382,386
Offering costs	-	-	-	-	-	-	(332,572)	-	(332,572)
Issuance of preferred stock as broker commission	11,543	-	-	-	-	-	23,086	-	23,086
Conversion of SAFE agreements	-	-	279,429	3	-	-	674,997	-	675,000
Stock-based compensation	-	-	-	-	-	-	19,805	-	19,805
Net loss	-	-	-	-	-	-	-	(5,786,196)	(5,786,196)
Balance at December 31, 2019	8,853,173	88	970,434	10	8,527,500	85	12,823,345	(10,749,753)	2,073,775

Issuance of preferred stock for cash	-	-	5,438,690	54	-	-	18,750,918	-	18,750,972
Offering costs	-	-	-	-	-	-	(1,701,278)	-	(1,701,278)
Conversion of SAFE agreements	-	-	88,055	1	-	-	303,621	-	303,622
Exercise of stock options	-	-	-	-	56,500	1	9,975	-	9,976
Issuance of warrant	-	-	-	-	-	-	1,000	-	1,000
Stock-based compensation	-	-	-	-	-	-	32,680	-	32,680
Net loss	-	-	-	-	-	-	-	(10,423,845)	(10,423,845)
Balance at December 31, 2020	8,853,173	$88	6,497,179	$65	8,584,000	$86	$30,220,261	$(21,173,598)	$9,046,902

See Independent Auditors’ Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities
Net Loss	$(10,423,845)	$(5,786,196)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	126,903	96,158
Stock-based compensation	32,680	19,805
Inventory obsolescence write-off	157,871	158,427
Loan fee	(11,675)	-
Loan discount amortization	656	-
Change in value of warrant	18,836	-
Changes in operating assets and liabilities:
Change in receivables	(588,041)	(212,348)
Change in inventory	(1,089,606)	(653,645)
Change in prepaid expenses	(93,398)	(21,357)
Change in other current assets	(3,478)	-
Change in deposits	-	15,000
Change in other non-current asset	(59,412)	(51,216)
Change in accounts payable and accrued liabilities	198,181	393,641
Change in accrued interest	37,422	-
Net Cash Used in Operating Activities	(11,696,906)	(6,041,731)

Cash Flows from Investing Activities
Purchases of property and equipment	(588,386)	(445,275)

Cash Flows from Financing Activities
Proceeds from loan payable	2,000,000	-
Repayment of loan payable	(12,905)	-
Repayments of short-term inventory financing	(63,667)	63,667
Repayments of short-term notes payable	(125,000)	125,000
Proceeds from SAFE agreements	303,622	675,000
Proceeds from SBA Paycheck Protection Program loan	543,652	-
Proceeds from KISS liabilities	750,000	-
Proceeds from issuance of preferred stock	18,750,972	2,382,386
Offering costs	(1,701,278)	(309,486)
Proceeds from exercise of stock options	9,976	-
Proceeds from issuance of warrant	1,000	-
Net Cash Provided by Financing Activities	20,456,372	2,936,567

Net change in cash and restricted cash	8,171,080	(3,550,439)

Cash and restricted cash at beginning of period	702,626	4,253,065
Cash and restricted cash at end of period	$8,873,706	$702,626

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$221,976	$-
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activity
Conversion of SAFE agreement to preferred stock	$303,622	$675,000
Common stock issued as compensation	$32,680	$-
Preferred stock issued as broker compensation	$-	$23,086

See Independent Auditors’ Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

NOTE 1: NATURE OF OPERATIONS

NowRx, Inc. (the “Company”), is a corporation organized February 19, 2015 under the laws of Delaware. On November 19, 2020, the Company created a wholly owned subsidiary, NowRx Telehealth, Inc., a corporation organized under the laws of Delaware. The Company is an on-demand pharmacy that fulfills and delivers customer prescriptions using a web and application-based platform.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). These consolidated financial statements include all accounts of NowRx, Inc. and its wholly owned subsidiary, NowRx Telehealth, Inc. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and 2019, the Company’s cash balances exceeded federally insured limits by $8,123,706 and $77,022, respectively. As of December 31, 2020 and 2019, $60,000 of the cash balance is restricted due to collateral requirements for a letter of credit (LOC) in the same amount used in lieu of a security deposit for one of the Company’s locations.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets to amounts shown in the consolidated statements of cash flows:

	12/31/2020	12/31/2019
Cash	$8,813,706	$642,626
Restricted cash	60,000	60,000
	$8,873,706	$702,626

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the consolidated financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded an allowance against its accounts receivable balances of $17,170 and $17,170 as of December 31, 2020 and 2019, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $1,873,278 and $941,543 as of December 31, 2020 and 2019, respectively, consisted of pharmaceuticals and related products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary. Inventory balances of $157,871 and $158,427 as of December 31, 2020 and 2019, respectively, were expired and written off as obsolete inventory.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $126,903 and $96,158 for the years ended December 31, 2020 and 2019, respectively. The Company’s property and equipment consisted of the following as of December 31, 2020 and 2019:

	12/31/2020	12/31/2019
Automobiles	$544,711	$212,312
Furniture and equipment	435,271	435,271
Leasehold improvements	500,523	244,536
Property and equipment, at cost	1,480,505	892,119
Less: accumulated depreciation	(286,352)	(159,449)
Property and equipment, net	$1,194,153	$732,670

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

	Fair Value Measurement
	Carrying Value	Level 1	Level 2	Level 3
As of December 31, 2020 Derivative liability	$23,264	$-	$-	$23,264

Changes in Level 3 financial liability measured at fair value for the year ended December 31, 2020 follows:

Fair value at date of issuance	$4,428
Change in fair value of derivative	18,836
Balance as of December 31, 2020	$23,264

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. For stock-based financial instruments, the Company uses the Black-Scholes-Merton pricing model to value the derivative instruments. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and applied to the periods presented using the full retrospective method. The Company generally recognizes revenues upon delivery of its products.

Cost of goods sold includes product costs, while delivery related costs are included in pharmacy operations and support in the consolidated statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $1,472,062 and $781,171 for the years ended December 31, 2020 and 2019, respectively.

Sales and Marketing

Sales and marketing costs are expensed as incurred and include advertising costs related to the Series A and Series B Preferred Stocks offerings. Total expenses related to sales and marketing was $3,481,945 and $1,437,760 for the years ended December 31, 2020 and 2019, respectively, which included marketing costs related to its securities offerings of $2,041,872 and $396,994, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to consolidated stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $6,346,576 and $2,941,199 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss (NOL) carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The U.S. tax reform bill that Congress voted to approve December 20, 2017, also known as the Tax Cuts and Jobs Act (TCJA), made sweeping modifications to the Internal Revenue Code, including a much lower corporate tax rate, changes to credits and deductions, and a move to a territorial system for corporations that have overseas earnings. The TCJA replaced the prior-law graduated corporate tax rate, which taxed income over $10 million at 35%, with a flat rate of 21%.

At December 31, 2020 and 2019, the Company has available net NOL carryforwards for federal tax of approximately $22.46 million and $10.51 million. Federal NOL incurred prior to tax year 2018 amounting to $1.88 million will be carried forward for 20 years and will begin to expire in 2035. Post-TCJA NOL amounting to $20.58 million and $8.63 million as of December 31, 2020 and 2019, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not yet generated profits, has negative cash flows from operations, has sustained net losses of $10,423,845 and $5,786,196 during the periods ended December 31, 2020 and 2019, respectively, and has an accumulated deficit of $21,173,598 as of December 31, 2020.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4:  FINANCING ARRANGEMENTS

Kabbage Loans

In 2019, the Company entered into an $100,000 inventory financing arrangement with Kabbage. The loan is secured by all assets of the Company, bears an interest rate of approximately 23% per annum, and is payable over six months, with expected average monthly payments of approximately $17,833, for a total repayment of $107,000. The balance due under this obligation as of December 31, 2019 was $63,667, which was repaid in full in 2020.

Short-Term Notes Payable

In October 2019, the Company issued two secured promissory notes for total principal of $125,000. The notes are secured by substantially all assets of the Company. The notes bear interest at 10% per annum. These promissory notes matured on September 30, 2020, when all the outstanding principal and interest were paid by the Company. The outstanding principal balance and accrued interest payable as of December 31, 2019 were $125,000 and $2,082, respectively. Interest expense in 2020 was $4,841.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

SAFE Agreements

In 2019, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments totaling $675,000 (the “Purchase Amount”). The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the discount price. Discount rate is 15% for $75,000, 20% for $300,000, 30% for $150,000, and 50% for $150,000.

In the case of a liquidation event (as defined in the SAFE agreement) before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of a) cash of the Purchase Amount; b) the amount payable on the number of Common Stock shares equal to the Purchase Amount divided by the Liquidity Price (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company’s preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

In 2019, the Series B Preferred Stock offering triggered conversion of all the SAFE agreements resulting in the conversion of the then outstanding purchase amounts of $675,000 into 279,429 shares of Series B Preferred Stock.

In 2020, the Company issued SAFE Agreements in exchange for cash investments totaling $303,622, which was converted into 88,055 shares of Series B Preferred Stock.

SBA Paycheck Protection Program Loan

On April 21, 2020, the Company applied for and received an SBA Paycheck Protection Program loan from Silicon Valley Bank for $543,652.  The instrument matures in 24 months and bears 1% interest per annum. As no repayments have occurred to date, the outstanding principal balance as December 31, 2020 was $543,652. Loan amounting to $533,652 was forgiven in April 2021.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Loan Payable

On April 29, 2020, the Company entered into a revenue loan and security agreement with a third party for $2,000,000. The instrument requires monthly payments, commencing on May 15, 2020, equal to the product of all revenue for the immediately preceding month and applicable revenue percentage, which is 2.25% in 2020, 2.50% in 2021 and 3.00% in 2022. If the annual revenue is not equal to at least 80% of the projected revenue, the applicable revenue percentage for all subsequent payments will automatically increase by 0.50%, without notice from the lender. The instrument matures on the earliest of (a) September 29, 2024, (b) immediately prior to a change in control and (c) acceleration of the obligations, such as upon the occurrence of any event of default, as discussed in the agreement. The instrument bears interest, with minimum interest ranging from 0.35 to 1.00 times the amount advanced, depending on the period during which the payoff date occurs. The loan is secured by the Company’s assets. The Company incurred $11,675 loan fee on this loan. In addition, the Company issued warrant to the lender for a consideration of $1,000. The fair value of this warrant was $4,428, which was recorded as a discount to the loan payable and is being amortized over the term of the loan.

As of December 31, 2020, the carrying balance of the loan payable amounted to $1,971,648, net of unamortized discount of $15,447. For the year ended December 31, 2020, amortization of discount was $656.

KISS Agreement

On December 16, 2020, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $750,000. The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on maturity date.

If and upon a qualified financing where the Company sells preferred stock of $1,000,000 or greater, the instruments’ face value along with accrued interest will automatically convert to preferred stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $110,000,000 on the Company’s fully diluted capitalization. Such a conversion includes a “shadow series” provision, which limits the holder’s liquidation preference to the discounted purchase price.

If and upon a corporate transaction, the KISS becomes convertible into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $110,000,000 on the Company’s fully diluted capitalization or is payable to the noteholder in the amount equal to all accrued and unpaid interest and principal, at the noteholder’s election.

If at maturity neither of the aforementioned conversions have occurred, the noteholder may elect to convert the KISS and any unpaid accrued interest into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $110,000,000 on the Company’s fully diluted capitalization.

The Company analyzed the note for beneficial conversion features and concluded the conversion terms did not constitute beneficial conversion features. During the year ended December 31, 2020, the KISS was not converted into Series A Preferred Stock.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Warrant

On April 29, 2020, the Company issued a warrant in conjunction with execution of a revenue loan and security agreement for consideration of $1,000. The warrant expires on April 29, 2030. The warrant provides the lender with the right to purchase shares of the Company’s common stock, with the number of shares dependent upon the buyout value in the triggering change in control event, whereby the holder is to receive the number of shares to represent 0.15% of the total buyout value in the triggering change in control event. The Company estimated the number of shares to be issued under this warrant using the fully diluted capitalization on the date of issuance multiplied by the 0.15% buyout rate, which provided for 33,045 shares. The warrant may be settled in a cash payment. The Company considered accounting guidance and determined that this warrant is liability classified. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire. The calculated fair value of the warrant using the Black-Scholes model was $4,428, which was recorded as discount to the loan and is being amortized over the term of the loan. The fair value of warrant was determined to be $23,264 as of December 31, 2020.

The Black-Scholes fair value was determined using the following inputs:

	April 29, 2020	December 31, 2020
Risk Free Interest Rate	0.36%	0.36%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	5.00	4.67
Fair Value per Warrant	$0.13	$0.70

NOTE 5: STOCKHOLDERS’ EQUITY

Capital Structure

In 2018, the Company had authorized 20,000,000 shares of $0.00001 par value common stock and 10,000,000 shares of $0.00001 par value Series A Preferred Stock. The certificate of incorporation was amended in 2019, authorizing 30,000,000 shares of $0.00001 par value common stock and 18,000,000 shares of $0.00001 par value preferred stock. The preferred stock is designated as 8,853,173 shares of $0.00001 par value Series A Preferred Stock, 6,500,000 shares of Series B Preferred Stock, and leaves 2,646,827 shares of preferred stock undesignated.

As of December 31, 2020 and 2019, 8,584,000 and 8,527,500 shares of common stock were issued and outstanding, respectively. As of December 31, 2020 and 2019, 8,853,173 and 8,853,173 shares of Series A Preferred Stock were issued and outstanding, respectively. As of December 31, 2020 and 2019, 6,497,179 and 970,434 shares of Series B Preferred Stock were issued and outstanding, respectively.

The preferred stockholders have certain dividend preferences over common stockholders. The preferred stocks are subject to an optional conversion right, where the preferred stocks are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the certificate of incorporation). The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price of $2.00 per share for Series A Preferred Stock and $3.4477 per share for Series B Preferred Stock, providing a total liquidation preference of $40,106,669 and $21,052,112 as of December 31, 2020 and 2019, respectively. Preferred stockholders have voting rights on an as-converted basis.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Common Stock

In June 2015, the Company issued its two founders a total of 8,500,000 shares of common stock at $0.00001 per share, in exchange for $850 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 1/48 per month, commencing May 2015. During 2018, the founders entered into an agreement to re-vest their shares. Under this agreement, the total outstanding common stock become 50% vested and 50% unvested, and then vest monthly over 24 months commencing March 2018. As of December 31, 2020 and 2019, 8,500,000 and 7,983,507 shares of common stock were vested, respectively.

In 2020, five employees exercised stock options into 56,500 shares of common stock at exercise prices of $0.05, $0.21 and $0.80 per share, resulting in proceeds of $9,976.

2019 Regulation A Offering; Issuance of Series B Preferred Stock

On September 20, 2019, the Company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2019 Regulation A Offering”), pursuant to which it offered to sell up to 5,800,969 shares of its Series B Preferred Stock, convertible into shares of Common Stock, at a price of $3.4477 per share. The Company incurred $332,572 offering costs related to this issuance. The Company intends to utilize the net proceeds from the 2019 Regulation A Offering to execute on its business plans, although there can be no assurances to what extent the offering will be subscribed.

The Company held its first closing in connection with the 2019 Regulation A Offering on November 19, 2019, in which it received gross proceeds in excess of $1.6 million. The initial closing of the 2019 Regulation A Offering constituted a qualified financing for purposes of the Company’s 2019 SAFE securities with investment amounts totalling $675,000, all of which were converted into a total of 279,429 shares of the Company’s Series B Preferred Stock at that date. As of December 31, 2019, the Company issued 691,005 shares of Series B Preferred Stock in the 2019 Regulation A Offering, which provided net cash proceeds after total offering expenses and commissions of $2,382,386. The Company has used a portion of the net proceeds to hire additional sales personnel, purchase additional equipment and furnishings for its new fulfillment centers, pay security deposits in connection with the 3 new leases executed in 2019 and develop the next phase of its proprietary software.

In 2020, the Company had several additional closings in connection with the 2019 Regulation A Offering, in which it received gross proceeds of $18,750,972 for the issuance of 5,438,690 shares of Series B preferred stock, at a price of $3.4477. The Company incurred $1,701,243 offering costs related to this issuance.

During the year ended December 31, 2019, 11,543 shares of Series A preferred stock were issued to a broker as compensation, which were recorded at fair value of $23,086 against additional paid-in capital.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

2015 Equity Incentive Plan

The Company adopted the 2015 Equity Incentive Plan (the “Plan”), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options.

The Company has reserved 1,500,000 shares of common stock under the Plan. As of December 31, 2020, and 2019, 392,260 and 148,695 shares of common stock were available for grant, respectively. A summary of options activities for the years ended December 31, 2020 and 2019 is as follows:

	December 31, 2020		December 31, 2019
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,323,805	$0.07	903,055	$0.07
Granted	336,018	$0.80	428,250	$0.21
Exercised	(56,500)	$0.30	-	$-
Forfeited	(579,583)	$0.23	(7,500)	$0.21
Outstanding - end of year	1,023,740	$0.30	1,323,805	$0.07

Exercisable at end of year	732,887	$0.19	885,130	$0.10

Weighted average grant date fair value of options granted during year	$0.368		$0.103

Intrinsic value of options outstanding at year-end	$513,601		$125,840

Weighted average duration (years) to expiration of outstanding options at year-end	7.1		7.3

Weighted average duration (years) to expiration of exercisable options at year-end	6.3		6.4

The intrinsic value of the stock awards outstanding as of December 31, 2020 and 2019 was $513,601 and $125,840, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2020 and 2019:

	2020	2019
Risk Free Interest Rate	0.36%-2.60%	1.84%-2.62%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	5 - 7	5 - 8
Fair Value per Stock Option	$0.11 - $0.39	$0.010 - $0.115

The Company calculated its estimate of the value of the stock compensation granted for the years ended December 31, 2020 and 2019 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $32,680 and $19,805, respectively. As of December 31, 2020, there is $84,304 of stock-based compensation to be recognized over a weighted-average period of approximately 3 years.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company reimburses the CEO for an apartment on a month-to-month basis. Rent is $1,677 per month and is available for reimbursement monthly.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

NOTE 7:  LEASE ARRANGEMENTS

Lease Agreement – Office Space

In June 2015, the Company entered into a 3-year operating lease agreement for office space. The agreement called for a security deposit of $8,898 and monthly payments of $4,194 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for 18% of the homeowners’ association dues, which currently totals $200-$300 per month. In April 2018, the Company extended the existing lease 3-year operating lease for the office space. The security deposit was lowered to $5,051 creating the difference of $3,848 being credited towards rent in August 2018. The future minimum payment under this lease is $37,880 for 2021.

For the years ended December 31, 2020 and 2019, the Company incurred $102,795 and $63,944 of rent expense related to this lease, respectively.

Lease Agreement – San Jose

In July 2018, the Company entered into a 5-year operating lease agreement for office space in San Jose, California. The agreement called for a security deposit of $50,000 and monthly payments of $4,877 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 0.027% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$64,284
2022	66,588
2023	33,870
Total future minimum lease payments	$164,742

For the years ended December 31, 2020 and 2019, the Company incurred $93,931 and $87,853 of rent expense related to this lease, respectively.

Lease Agreement – Mountain View Office

In August 2018, the Company entered into a 3-year operating lease agreement for office space in Mountain View, California. The agreement called for a security deposit of $10,000 and monthly payments of $1,320 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for $285 per month of the common area maintenance charges of the complex. The future minimum payment under this lease is $11,200 in 2021.

For the years ended December 31, 2020 and 2019, the Company incurred $20,485 and $17,106 of rent expense related to this lease, respectively.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Lease Agreement – Santa Ana

In December 2018, the Company entered into a 5-year operating lease agreement for office space in Santa Ana, California starting in January 2019. The agreement called for a security deposit of $50,000 and monthly payments of $8,531 for the first year, with subsequent annual rent increases of 3% over the next four years. The Company terminated this lease on June 30, 2019, surrendering its $50,000 deposit.

For the year ended December 31, 2019, the Company incurred $101,188 of rent expense related to this lease, inclusive of $50,000 of forfeited lease surrender value.

Lease Agreement – Mountain View

In February 2019, the Company entered into a 1-year and 4-month operating lease agreement for office space in Mountain View, California starting in February 2019. The agreement called for a security deposit of $5,066 and monthly payments of $4,918 for the first year, with subsequent annual rent increases of 3% over the next year. Additionally, the Company is responsible for 21% of the common area maintenance charges of the complex.

For the years ended December 31, 2020 and 2019, the Company incurred $34,922 and $61,204 of rent expense related to this lease.

Lease Agreement - Burlingame

In February 2019, the Company entered into a 5-year operating lease agreement for office space in Burlingame, California starting in February 2019. The agreement called for a security deposit of $30,000 and monthly payments of $8,742 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 25% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$111,030
2022	114,358
2023	117,793
2024	9,840
Total future minimum lease payments	$353,021

For the years ended December 31, 2020 and 2019, the Company incurred $113,621 and $96,387 of rent expense related to this lease.

Lease Agreement - Irvine

In June 2019, the Company entered into a 5-year operating lease agreement for office space in Irvine, California starting in September 2019. The agreement called for a security deposit of $57,400 and monthly payments of $8,500 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 42% of the common area maintenance charges of the complex.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Future minimum payments under this lease are as follows:

2021	$106,112
2022	109,296
2023	112,572
2024	76,536
Total future minimum lease payments	$404,516

For the years ended December 31, 2020 and 2019, the Company incurred $115,077 and $35,000 of rent expense related to this lease.

Lease Agreement – Suite 106 Mesa, AZ

In March 2020, the Company entered into a 62-month operating lease agreement for pharmacy, office and warehouse space in Mesa, Arizona starting in May 2020. The agreement called for a security deposit of $20,000 and monthly payments of $6,051 for the first year, with subsequent annual rent increases averaging 2.67% over the next four years. Additionally, the Company is responsible for 3.6% of the common area maintenance charges of the complex and 2.3% for rental tax.

Future minimum payments under this lease are as follows:

2021	$75,317
2022	77,380
2023	79,444
2024	81,507
2025	41,269
Total future minimum lease payments	$354,917

For the year ended December 31, 2020, the Company incurred $37,215 of rent expense related to this lease.

Lease Agreement – Pleasanton, CA

In June 2020, the Company entered into 61-month operating lease agreement for pharmacy, office and warehouse space in Pleasanton, California starting in August 2020. The agreement called for a security deposit of $10,000 and monthly payments of $8,085 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 25% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$97,990
2022	100,930
2023	103,958
2024	107,077
2025	72,798
Total future minimum lease payments	$482,753

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

For the year ended December 31, 2020, the Company incurred $32,340 of rent expense related to this lease.

Lease Agreement – Hayward, CA

In July 2020, the Company entered into 61-month operating lease agreement for pharmacy, office and warehouse space in Hayward, California starting in August 2020. The agreement called for a security deposit of $7,455 and monthly payments of $6,624 for the first year, with subsequent annual rent increases of 3% over the next four years.

Future minimum payments under this lease are as follows:

2021	$80,284
2022	82,696
2023	85,180
2024	87,736
2025	59,648
Total future minimum lease payments	$395,544

For the year ended December 31, 2020, the Company incurred $26,496 of rent expense related to this lease.

Lease Agreement – Van Nuys, CA

In August 2020, the Company entered into a 61-month operating lease agreement for pharmacy, office and warehouse space in Van Nuys, California starting in October 2020. The agreement called for a security deposit of $9,805 and monthly payments of $9,805 for the first year, $10,099 for the second year, $8,582 for the third year and an annual rent increases of 3% over the remaining two years.

Future minimum payments under this lease are as follows:

2021	$118,542
2022	116,637
2023	103,755
2024	106,863
2025	81,936
Total future minimum lease payments	$527,733

For the year ended December 31, 2020, the Company incurred $29,415 of rent expense related to this lease.

Lease Agreement – Suite 203 Capistrano Beach, CA

In October 2020, the Company entered into a 3-year operating lease agreement office space in Capistrano Beach, California starting in November 2020. The agreement called for a security deposit of $3,851 and monthly payments of $3,300 for the first year, with subsequent annual rent increases of 3% over the next two years. In lieu of a personal guarantee the company deposited with an additional security deposit amount of $6,600 equal to two months’ rent.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Future minimum payments under this lease are as follows:

2021	$39,798
2022	40,992
2023	35,010
Total future minimum lease payments	$115,800

For the year ended December 31, 2020, the Company incurred $6,600 of rent expense related to this lease.

Lease Agreement – Suite 202 Capistrano Beach, CA

In November 2020, the Company entered into a 3-year operating lease agreement for office space in Mesa, Arizona starting in January 2021. The agreement called for a security deposit of $3,851 and monthly payments of $3,300 for the first year, with subsequent annual rent increases of 3% over the next two years. In lieu of a personal guarantee the company deposited with an additional security deposit amount of $6,600 equal to two months’ rent.

Future minimum payments under this lease are as follows:

2021	$39,600
2022	40,788
2023	42,012
Total future minimum lease payments	$122,400

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: CONCENTRATIONS

The Company has significant concentrations in its account receivables, where approximately 48% and 76% of its accounts receivable balance as of December 31, 2020 and 2019, respectively, were held with one pharmacy services administration organization (PSAO) payor and 13% of its accounts receivable were held with a pharmacy as of December 31, 2020. Should these payors no longer be able to satisfy these obligations to the Company, it would have a significantly adverse effect to the Company.

Approximately 85% of the Company’s products are procured through a single supplier. Should this supplier no longer be willing or able to satisfy the Company’s product needs it could adversely affect the Company’s business.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2017. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard retroactively effective January 1, 2019 and did not realize any significant impacts to its past or 2019 revenues as a result.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In November 2016, the FASB issued ASU no. 2016-08, Statement of Cash Flow (Topic 230): Restricted Cash (“ASU 2016-18”). The amendment requires that the statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 with early adoption permitted. The ASU is required to be applied on a retrospective basis to all periods presented. The Company adopted this standard effective in these consolidated financial statements, which did not have a material impact on the Company’s consolidated financial statements. The adoption primarily resulted in the inclusion of the restricted cash balances within the overall cash balances and a reconciliation of cash, cash equivalents and restricted cash reported on the balance sheet.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

NOTE 11: SUBSEQUENT EVENTS

Lease Agreement – Laguna Hills, CA

In January 2021, the Company entered into a 63-month operating lease agreement for pharmacy, office and warehouse space in Laguna Hills, California starting in February 2021. The agreement called for a security deposit of $15,016 and monthly payments of $10,807 for the first year, with subsequent annual rent increases of 3% over the next four years.

Lease Agreement – Suite 201 Capistrano Beach, CA

In February 2021, the Company entered into a 3-year operating lease agreement for office space in Capistrano Beach, California starting in March 2021. The agreement called for a security deposit of $3,501 and monthly payments of $3,000 for the first year, with subsequent annual rent increases of 3% over the next two years.

Forgiveness of SBA Paycheck Protection Program Loan

On April 19, 2021, the SBA forgiven the Company’s Paycheck Protection Program loan amounting to $533,652.

Management’s Evaluation

Management has evaluated subsequent events through April 30, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited)

	June 30,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and equivalents	$2,722,307	$8,933,706
Accounts receivable, net	1,504,630	1,156,705
Inventory	2,160,168	1,873,278
Prepaid expense	234,749	167,207
Other current assets	24,785	3,478
Total Current Assets	6,646,639	12,134,374

Property and equipment, net	1,437,244	1,194,153
Other non-current assets	244,195	225,678

TOTAL ASSETS	$8,328,078	$13,554,205

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$1,181,574	$857,541
Accrued liabilities	478,884	361,198
SBA Paycheck Protection Program loan	-	543,652
Loan payable, net of unamortized discount	1,094,653	782,010
Warrant liability	23,330	23,264
Total Current Liabilities	2,778,441	2,567,665

Non-Current Liabilities:
KISS liability	750,000	750,000
Loan payable, net of unamortized discount and current portion	1,794,777	1,189,638
Total Non-Current Liabilities	2,544,777	1,939,638

Total Liabilities	5,323,218	4,507,303

Stockholders' Equity:
Series A Preferred Stock, $0.00001 par value, 8,853,173 shares authorized, 8,853,173 shares issued and outstanding, liquidation preference of $17,706,346 as of June 30, 2021 and December 31, 2020.	88	88
Series B Preferred Stock, $0.00001 par value, 6,500,000 shares authorized, 6,497,179 shares issued and outstanding, liquidation preference of $22,400,324 as of June 30, 2021 and December 31, 2020.	65	65
Common stock, $0.00001 par value, 30,000,000 shares authorized, 8,600,000 and 8,540,000 shares issued and outstanding, 8,600,000 and 8,540,250 vested as of June 30, 2021 and December 31, 2020, all respectively.	86	86
Additional paid-in capital	30,264,362	30,220,261
Accumulated deficit	(27,259,741)	(21,173,598)
Total Stockholders' Equity	3,004,860	9,046,902

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,328,078	$13,554,205

See accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods ended June 30, 2021 and 2020

	June 30,	June 30,
	2021	2020
Sales, net	$9,810,687	$5,794,748
Cost of goods sold	(8,943,038)	(4,885,722)
Gross profit	867,649	909,026

Operating Expenses:
Pharmacy operations and support	3,257,194	2,245,557
General and administrative	1,024,949	768,789
Sales and marketing	1,585,690	2,589,787
Depreciation expense	107,773	53,074
Research and development	1,298,054	542,381
Total Operating Expenses	7,273,660	6,199,588

Loss from operations	(6,406,011)	(5,290,562)

Other Income (Expenses):
Gain on debt forgiveness	543,652	-
Interest income	243	44
Other income	-	7,600
Interest expense	(223,961)	(66,170)
Change in value of warrant	(66)	-
Total Other Income (Expenses)	319,868	(58,526)

Net Loss	$(6,086,143)	$(5,349,088)

Weighted-average vested common shares outstanding:
- Basic and Diluted	8,600,000	8,353,750

Net loss per common share
- Basic and Diluted	$(0.71)	$(0.64)

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

For the six-month periods ended June 30, 2021 and 2020

	Series A Preferred Stock		Series B Preferred Stock		Common Stock				Total
	Number of		Number of		Number of		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance at December 31, 2019	8,853,173	$88	970,434	$10	8,527,500	$85	$12,823,345	$(10,749,753)	$2,073,775
Issuance of preferred stock for cash	-	-	2,547,806	25	-	-	8,784,134	-	8,784,159
Offering costs	-	-	-	-	-	-	(737,640)	-	(737,640)
Exercise of stock options	-	-	-	-	12,500	-	1,025	-	1,025
Issuance of warrant	-	-	-	-	-	-	1,000	-	1,000
Stock-based compensation	-	-	-	-	-	-	6,616	-	6,616
Net loss	-	-	-	-	-	-	-	(5,349,088)	(5,349,088)
Balance at June 30, 2020	8,853,173	88	3,518,240	35	8,540,000	85	20,878,480	(16,098,841)	4,779,847
Issuance of preferred stock for cash	-	-	2,890,884	29	-	-	9,966,784	-	9,966,813
Offering costs	-	-	-	-	-	-	(963,638)	-	(963,638)
Conversion of SAFE agreements	-	-	88,055	1	-	-	303,621	-	303,622
Exercise of stock options	-	-	-	-	44,000	1	8,950	-	8,951
Stock-based compensation	-	-	-	-	-	-	26,064	-	26,064
Net loss	-	-	-	-	-	-	-	(5,074,757)	(5,074,757)
Balance at December 31, 2020	8,853,173	88	6,497,179	65	8,584,000	86	30,220,261	(21,173,598)	9,046,902
Exercise of stock options	-	-	-	-	16,000	-	12,800	-	12,800
Stock-based compensation	-	-	-	-	-	-	31,301	-	31,301
Net loss	-	-	-	-	-	-	-	(6,086,143)	(6,086,143)
Balance at June 30, 2021	8,853,173	$88	6,497,179	$65	8,600,000	$86	$30,264,362	$(27,259,741)	$3,004,860

See accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended June 30, 2021 and 2020

	June 30,	June 30,
	2021	2020
Cash Flows from Operating Activities
Net Loss	$(6,086,143)	$(5,349,088)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	107,773	53,074
Stock-based compensation	31,301	6,616
Loan discount amortization	984	164
Change in value of warrant	66	-
Gain on debt forgiveness	(543,652)	-
Changes in operating assets and liabilities:
Change in receivables	(347,925)	(374,337)
Change in inventory	(286,890)	(718,811)
Change in prepaid expenses	(67,542)	(44,232)
Change in other current assets	(21,307)	-
Change in other non-current asset	(18,517)	(36,250)
Change in accounts payable and accrued liabilities	441,719	339,352
Net Cash Used in Operating Activities	(6,790,133)	(6,123,512)

Cash Flows from Investing Activities
Purchases of property and equipment	(350,864)	(97,508)
Cash Used in Investing Activities	(350,864)	(97,508)

Cash Flows from Financing Activities
Repayments of short-term inventory financing	-	(63,667)
Proceeds from SBA Paycheck Protection Program loan	-	543,652
Proceeds from loan payable	1,000,000	2,000,000
Rrepayments on loan payable	(83,202)	-
Proceeds/(repayments) from/on short-term notes payable	-	(125,000)
Proceeds from issuance of preferred stock	-	8,784,159
Offering costs	-	(737,640)
Proceeds from exercise of stock options	12,800	1,025
Proceeds from issuance of warrant	-	1,000
Net Cash Provided by Financing Activities	929,598	10,403,529

Net Change In Cash	(6,211,399)	4,182,509

Cash at Beginning of Period	8,933,706	702,626
Cash at End of Period	$2,722,307	$4,885,135

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$188,833	$59,998
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activity
Common stock issued as compensation	$31,301	$6,616

See accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

NOTE 1: NATURE OF OPERATIONS

NowRx, Inc. (the “Company”), is a corporation organized February 19, 2015 under the laws of Delaware. On November 19, 2020, the Company created a wholly owned subsidiary, NowRx Telehealth, Inc., a corporation organized under the laws of Delaware. The Company is an on-demand pharmacy that fulfills and delivers customer prescriptions using a web and application-based platform.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). These consolidated financial statements include all accounts of NowRx, Inc. and its wholly owned subsidiary, NowRx Telehealth, Inc. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2021 and December 31, 2020, the Company’s cash balances exceeded federally insured limits by $2,141,120 and $8,123,706, respectively. As of June 30, 2021 and December 31, 2020, $60,000 of the cash balance is restricted due to collateral requirements for a letter of credit (LOC) in the same amount used in lieu of a security deposit for one of the Company’s locations.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets to amounts shown in the consolidated statements of cash flows:

	6/30/2021	12/31/2020
Cash	$2,662,307	$8,873,706
Restricted cash	60,000	60,000
	$2,722,307	$8,933,706

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has recorded an allowance against its accounts receivable balances of $17,170 as of June 30, 2021 and December 31, 2020.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $2,160,168 and $1,873,278 as of June 30, 2021 and December 31, 2020, respectively, consisted of pharmaceuticals and related products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $107,773 and $53,074 for the periods ended June 30, 2021 and 2020, respectively. The Company’s property and equipment consisted of the following as of June 30, 2021 and December 31, 2020:

	6/30/2021	12/31/2020
Automobiles	$700,621	$544,711
Furniture and equipment	449,984	435,271
Leasehold improvements	680,765	500,523
Property and equipment, at cost	1,831,370	1,480,505
Less: accumulated depreciation	(394,126)	(286,352)
Property and equipment, net	$1,437,244	$1,194,153

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

	Fair Value Measurement
	Carrying Value	Level 1	Level 2	Level 3
As of June 30, 2021
Derivative liability	$23,330	$-	$-	$23,330
As of December 31, 2020
Derivative liability	$23,264	$-	$-	$23,264

Changes in Level 3 financial liability measured at fair value for the six months period ended June 30, 2021 and for the year ended December 31, 2020 follows:

Fair value at date of issuance	$4,428
Change in fair value of derivative	18,836
Balance as of December 31, 2020	$23,264
Change in fair value of derivative	66
Balance as of June 30, 2021	$23,330

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. For stock-based financial instruments, the Company uses the Black-Scholes-Merton pricing model to value the derivative instruments. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and applied to the periods presented using the full retrospective method. The Company generally recognizes revenues upon delivery of its products.

Cost of goods sold includes product costs, while delivery related costs are included in pharmacy operations and support in the consolidated statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $1,298,054 and $542,381 for the periods ended June 30, 2021 and 2020, respectively.

Sales and Marketing

Sales and marketing costs are expensed as incurred and include advertising costs related to the Series A and Series B Preferred Stocks offering. Total expense related to the offerings was $0 and $2,002,398 for the periods ended June 30, 2021 and 2020, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to consolidated stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $7,489,293 and $6,346,576 as of June 30, 2021 and December 31, 2020, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss (NOL) carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

The U.S. tax reform bill that Congress voted to approve December 20, 2017, also known as the Tax Cuts and Jobs Act (TCJA), made sweeping modifications to the Internal Revenue Code, including a much lower corporate tax rate, changes to credits and deductions, and a move to a territorial system for corporations that have overseas earnings. The TCJA replaced the prior-law graduated corporate tax rate, which taxed income over $10 million at 35%, with a flat rate of 21%.

At June 30, 2021 and December 31, 2020, the Company has available net NOL carryforwards for federal tax of approximately $26.76 million and $20.77 million. Federal NOL incurred prior to tax year 2018 amounting to $1.88 million will be carried forward for 20 years and will begin to expire in 2035. Post-TCJA NOL amounting to $24.88 million and $18.89 million as of June 30, 2021 and December 31, 2020, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not yet generated profits, has negative cash flows from operations, has sustained net losses of $6,048,834 and $5,349,008 during the periods ended June 30, 2021 and 2020, respectively, and has an accumulated deficit of $27,259,741 as of June 30, 2021.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

NOTE 4:  FINANCING ARRANGEMENTS

Kabbage Loans

In 2019, the Company entered into a $100,000 inventory financing arrangement with Kabbage. The loan is secured by all assets of the Company, bears an interest rate of approximately 23% per annum, and is payable over six months, with expected average monthly payments of approximately $17,833, for a total repayment of $107,000. The balance due under this obligation as of December 31, 2019 was $63,667, which was repaid in full in 2020.

Short-Term Notes Payable

In October 2019, the Company issued two secured promissory notes for total principal of $125,000. The notes are secured by substantially all assets of the Company. The notes bear interest at 10% per annum. These promissory notes matured on September 30, 2020, when all the outstanding principal and interest were paid by the Company. The outstanding principal balance and accrued interest payable as of December 31, 2019 were $125,000 and $2,082, respectively. The loan was repaid in full during the period ended June 30, 2020. Interest expense for the period ended June 30, 2020 was $4,841.

SAFE Agreements

In 2019, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments totaling $675,000 (the “Purchase Amount”). The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the discount price. Discount rate is 15% for $75,000, 20% for $300,000, 30% for $150,000, and 50% for $150,000.

In the case of a liquidation event (as defined in the SAFE agreement) before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of a) cash of the Purchase Amount; b) the amount payable on the number of Common Stock shares equal to the Purchase Amount divided by the Liquidity Price (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company’s preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

In 2019, the Series B Preferred Stock offering triggered conversion of all the SAFE agreements resulting in the conversion of the then outstanding purchase amounts of $675,000 into 279,429 shares of Series B Preferred Stock.

In 2020, the Company issued SAFE Agreements in exchange for cash investments totaling $303,622, which was converted into 88,055 shares of Series B Preferred Stock.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

SBA Paycheck Protection Program Loan

On April 21, 2020, the Company applied for and received an SBA Paycheck Protection Program loan from Silicon Valley Bank for $543,652.  The instrument matures in 24 months and bears 1% interest per annum. On April 19, 2021, the SBA forgiven the Company’s Paycheck Protection Program loan amounting to $533,652. The Company recognized this forgiveness as gain on debt forgiveness in the consolidated statements of operations.

Loan Payable

On April 29, 2020, the Company entered into a revenue loan and security agreement with a third party for $3,000,000. The instrument requires monthly payments, commencing on May 15, 2020, equal to the product of all revenue for the immediately preceding month and applicable revenue percentage, which is 2.25% in 2020, 2.50% in 2021 and 3.00% in 2022. If the annual revenue is not equal to at least 80% of the projected revenue, the applicable revenue percentage for all subsequent payments will automatically increase by 0.50%, without notice from the lender. The instrument matures on the earliest of (a) September 29, 2024, (b) immediately prior to a change in control and (c) acceleration of the obligations, such as upon the occurrence of any event of default, as discussed in the agreement. The instrument bears interest, with minimum interest ranging from 0.35 to 1.00 times the amount advanced, depending on the period during which the payoff date occurs. The loan is secured by the Company’s assets. The Company incurred $11,675 loan fee on this loan. In addition, the Company issued warrant to the lender for a consideration of $1,000. The fair value of this warrant was $4,428, which was recorded as a discount to the loan payable and is being amortized over the term of the loan. On May 5, 2021, the Company obtained a subsequent loan advance with the same lender for $1,000,000.

As of June 30, 2021 and December 31, 2020, the carrying balance of the loan payable amounted to $2,889,430 and $1,971,648, net of unamortized discount of $14,463 and $15,447, all respectively. For the period ended June 30, 2021 and 2020, amortization of discount was $984 and $164 and interest expense was $188,833 and $43,280, all respectively.

KISS Agreement

On December 16, 2020, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $750,000. The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on maturity date.

If and upon a qualified financing where the Company sells preferred stock of $1,000,000 or greater, the instruments’ face value along with accrued interest will automatically convert to preferred stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $110,000,000 on the Company’s fully diluted capitalization. Such a conversion includes a “shadow series” provision, which limits the holder’s liquidation preference to the discounted purchase price.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

If and upon a corporate transaction, the KISS becomes convertible into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $110,000,000 on the Company’s fully diluted capitalization or is payable to the noteholder in the amount equal to all accrued and unpaid interest and principal, at the noteholder’s election.

If at maturity neither of the aforementioned conversions have occurred, the noteholder may elect to convert the KISS and any unpaid accrued interest into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $110,000,000 on the Company’s fully diluted capitalization.

The Company analyzed the note for beneficial conversion features and concluded the conversion terms did not constitute beneficial conversion features. As of June 30, 2021 and December 31, 2020, the KISS was not converted into Preferred Stock. Interest expense for the period ended June 30, 2021 was $32,500.

Warrant

On April 29, 2020, the Company issued a warrant in conjunction with execution of a revenue loan and security agreement for consideration of $1,000. The warrant expires on April 29, 2030. The warrant provides the lender with the right to purchase shares of the Company’s common stock, with the number of shares dependent upon the buyout value in the triggering change in control event, whereby the holder is to receive the number of shares to represent 0.15% of the total buyout value in the triggering change in control event. The Company estimated the number of shares to be issued under this warrant using the fully diluted capitalization on the date of issuance multiplied by the 0.15% buyout rate, which provided for 33,045 shares. The warrant may be settled in a cash payment. The Company considered accounting guidance and determined that this warrant is liability classified. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire. The calculated fair value of the warrant using the Black-Scholes model was $4,428, which was recorded as discount to the loan and is being amortized over the term of the loan. The fair value of warrant was determined to be $23,330 and $23,264 as of June 30, 2021 and December 31, 2020, respectively.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

The Black-Scholes fair value was determined using the following inputs:

	June 30, 2021	December 31, 2020
Risk Free Interest Rate	0.87%	0.36%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	4.42	4.67
Fair Value per Warrant	$0.71	$0.70

NOTE 5: STOCKHOLDERS’ EQUITY

Capital Structure

In 2018, the Company had authorized 20,000,000 shares of $0.00001 par value common stock and 10,000,000 shares of $0.00001 par value Series A Preferred Stock. The certificate of incorporation was amended in 2019, authorizing 30,000,000 shares of $0.00001 par value common stock and 18,000,000 shares of $0.00001 par value preferred stock. The preferred stock is designated as 8,853,173 shares of $0.00001 par value Series A Preferred Stock, 6,500,000 shares of Series B Preferred Stock, and leaves 2,646,827 shares of preferred stock undesignated.

As of June 30, 2021 and December 31, 2020 8,600,000 and 8,584,000 shares of common stock were issued and outstanding, respectively. As of June 30, 2021 and December 31, 2020, 8,853,173 and 8,853,173 shares of Series A Preferred Stock were issued and outstanding, respectively. As of June 30, 2021 and December 31, 2020, 6,497,179 and 6,497,179 shares of Series B Preferred Stock were issued and outstanding, respectively.

The preferred stockholders have certain dividend preferences over common stockholders. The preferred stocks are subject to an optional conversion right, where the preferred stocks are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the certificate of incorporation). The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price of $2.00 per share for Series A Preferred Stock and $3.4477 per share for Series B Preferred Stock, providing a total liquidation preference of $40,106,669 and $40,106,669 as of June 30, 2021 and December 31, 2020, respectively. Preferred stockholders have voting rights on an as-converted basis.

Common Stock

In June 2015, the Company issued its two founders a total of 8,500,000 shares of common stock at $0.00001 per share, in exchange for $850 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 1/48 per month, commencing May 2015. During 2018, the founders entered into an agreement to re-vest their shares. Under this agreement, the total outstanding common stock become 50% vested and 50% unvested, and then vest monthly over 24 months commencing March 2018. As of June 30, 2021 and December 31, 2020, 8,500,000 and 8,500,000 shares of common stock were vested, respectively.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

In 2020, five employees exercised stock options into 56,500 shares of common stock at exercise prices of $0.05, $0.21 and $0.80 per share, resulting in proceeds of $9,976.

For the six-month period ended June 30, 2021, an employee exercised stock options into 16,000 shares of common stock at exercise price of $0.80 per share, resulting in proceeds of $12,800.

2019 Regulation A Offering; Issuance of Series B Preferred Stock

On September 20, 2019, the Company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2019 Regulation A Offering”), pursuant to which it offered to sell up to 5,800,969 shares of its Series B Preferred Stock, convertible into shares of Common Stock, at a price of $3.4477 per share. The Company incurred $332,572 offering costs related to this issuance. The Company intends to utilize the net proceeds from the 2019 Regulation A Offering to execute on its business plans, although there can be no assurances to what extent the offering will be subscribed.

The Company held its first closing in connection with the 2019 Regulation A Offering on November 19, 2019, in which it received gross proceeds in excess of $1.6 million. The initial closing of the 2019 Regulation A Offering constituted a qualified financing for purposes of the Company’s 2019 SAFE securities with investment amounting to $675,000, all of which were converted into a total of 279,429 shares of the Company’s Series B Preferred Stock at that date. As of December 31, 2019, the Company issued 691,005 shares of Series B Preferred Stock in the 2019 Regulation A Offering, which provided net cash proceeds after total offering expenses and commissions of $2,382,386. The Company has used a portion of the net proceeds to hire additional sales personnel, purchase additional equipment and furnishings for its new fulfillment centers, pay security deposits in connection with the 3 new leases executed in 2019 and develop the next phase of its proprietary software.

During the six-month period ended June 30, 2020, the Company had several additional closings in connection with the 2019 Regulation A Offering, in which it received gross proceeds of $8,784,159 for the issuance of 2,547,806 shares of Series B Preferred Stock.

2015 Equity Incentive Plan

The Company adopted the 2015 Equity Incentive Plan (the “Plan”), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

The Company has reserved 1,500,000 shares of common stock under the Plan. As of June 30, 2021 and December 31, 2020, 288,591 and 392,260 shares of common stock were available for grant, respectively. A summary of options activities for the six-month period ended June 30, 2021 and year ended December 31, 2020 is as follows:

	June 30, 2021		December 31, 2020
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,023,740	$0.30	1,323,805	$0.07
Granted	136,328	$0.96	336,018	$0.80
Exercised	(16,000)	$0.80	(56,500)	$0.30
Forfeited	(32,659)	$0.97	(579,583)	$0.23
Outstanding - end of year	1,111,409	$0.36	1,023,740	$0.30

Exercisable at end of year	805,545	$0.23	732,887	$0.19

Weighted average grant date fair value of options granted during year	$0.478		$0.368

Intrinsic value of options outstanding at year-end	$668,279		$513,601

Weighted average duration (years) to expiration of outstanding options at year-end	6.9		7.1

Weighted average duration (years) to expiration of exercisable options at year-end	6.1		6.3

The intrinsic value of the stock awards outstanding as of June 30, 2021 and December 31, 2020 was $688,279 and $513,601, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

The stock option issuances were valued using the using the following inputs for the six-month period ended June 30, 2021 and year ended December 31, 2020:

	June 30, 2021	December 31, 2020
Risk Free Interest Rate	1.26%	0.36%-2.60%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	7	5 - 7
Fair Value per Stock Option	$0.48	$0.11 - $0.39

The Company calculated its estimate of the value of the stock compensation granted for the six-month period ended June 30, 2021 and 2020 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $31,301 and $6,616, respectively. As of June 30, 2021, there is $118,781 of stock-based compensation to be recognized over a weighted-average period of approximately 3 years.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company reimburses the CEO for an apartment on a month-to-month basis. Rent is $1,677 per month and is available for reimbursement monthly.

NOTE 7:  LEASE ARRANGEMENTS

Lease Agreement – Office Space

In June 2015, the Company entered into a 3-year operating lease agreement for office space. The agreement called for a security deposit of $8,898 and monthly payments of $4,194 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for 18% of the homeowners’ association dues, which currently totals $200-$300 per month. In April 2018, the Company extended the existing lease 3-year operating lease for the office space. The security deposit was lowered to $5,051 creating the difference of $3,848 being credited towards rent in August 2018. The future minimum payment under this lease is $7,576 in 2021.

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $33,228 and $33,231 of rent expense related to this lease, respectively.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Lease Agreement – San Jose

In July 2018, the Company entered into a 5-year operating lease agreement for office space in San Jose, California. The agreement called for a security deposit of $50,000 and monthly payments of $4,877 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 0.027% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$32,718
2022	66,588
2023	33,870
Total future minimum lease payments	$133,176

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $46,151 and $46,705 of rent expense related to this lease, respectively.

Lease Agreement – Mountain View Office

In August 2018, the Company entered into a 3-year operating lease agreement for office space in Mountain View, California. The agreement called for a security deposit of $10,000 and monthly payments of $1,320 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for $285 per month of the common area maintenance charges of the complex. The future minimum payment under this lease is $2,800 in 2021.

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $9,722 and $10,215 of rent expense related to this lease, respectively.

Lease Agreement – Mountain View

In February 2019, the Company entered into a 1-year and 4-month operating lease agreement for office space in Mountain View, California starting in February 2019. The agreement called for a security deposit of $5,066 and monthly payments of $4,918 for the first year, with subsequent annual rent increases of 3% over the next year. Additionally, the Company is responsible for 21% of the common area maintenance charges of the complex. On April 8, 2019, the Company extended this lease for 3 years, with monthly payment of $5,807 for the first year, with subsequent annual increase of 3% over the next years. The agreement called for an increase in security deposit to $6,161.

Future minimum payments under this lease are as follows:

2021	$35,889
2022	73,034
2023	30,805
Total future minimum lease payments	$139,727

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $37,649 and $34,922 of rent expense related to this lease, respectively.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Lease Agreement - Burlingame

In February 2019, the Company entered into a 5-year operating lease agreement for office space in Burlingame, California starting in February 2019. The agreement called for a security deposit of $30,000 and monthly payments of $8,742 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 25% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$55,650
2022	114,358
2023	117,793
2024	9,840
Total future minimum lease payments	$297,641

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $55,380 and $58,241 of rent expense related to this lease, respectively.

Lease Agreement - Irvine

In June 2019, the Company entered into a 5-year operating lease agreement for office space in Irvine, California starting in September 2019. The agreement called for a security deposit of $57,400 and monthly payments of $8,500 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 42% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$17,510
2022	109,296
2023	112,572
2024	76,536
Total future minimum lease payments	$315,914

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $54,108 and $68,542 of rent expense related to this lease, respectively.

Lease Agreement – Suite 106 Mesa, AZ

In March 2020, the Company entered into a 62-month operating lease agreement for pharmacy, office and warehouse space in Mesa, Arizona starting in May 2020. The agreement called for a security deposit of $20,000 and monthly payments of $6,051 for the first year, with subsequent annual rent increases averaging 2.67% over the next four years. Additionally, the Company is responsible for 3.6% of the common area maintenance charges of the complex and 2.3% for rental tax.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Future minimum payments under this lease are as follows:

2021	$37,316
2022	75,977
2023	77,994
2024	80,011
2025	40,341
Total future minimum lease payments	$311,638

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $38,685 and $0 of rent expense related to this lease, respectively.

Lease Agreement – Pleasanton, CA

In June 2020, the Company entered into 61-month operating lease agreement for pharmacy, office and warehouse space in Pleasanton, California starting in August 2020. The agreement called for a security deposit of $10,000 and monthly payments of $8,085 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 25% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$49,723
2022	101,180
2023	104,215
2024	107,342
2025	72,798
Total future minimum lease payments	$435,257

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $48,510 and $0 of rent expense related to this lease, respectively.

Lease Agreement – Hayward, CA

In July 2020, the Company entered into 61-month operating lease agreement for pharmacy, office and warehouse space in Hayward, California starting in August 2020. The agreement called for a security deposit of $7,455 and monthly payments of $6,624 for the first year, with subsequent annual rent increases of 3% over the next four years.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Future minimum payments under this lease are as follows:

2021	$40,739
2022	82,901
2023	85,391
2024	87,953
2025	59,648
Total future minimum lease payments	$356,632

For the six-month periods ended June 30, 2021, the Company incurred $39,744 of rent expense related to this lease.

Lease Agreement – Van Nuys, CA

In August 2020, the Company entered into a 61-month operating lease agreement for pharmacy, office and warehouse space in Van Nuys, California starting in October 2020. The agreement called for a security deposit of $9,805 and monthly payments of $9,805 for the first year, $10,099 for the second year, $8,582 for the third year and an annual rent increases of 3% over the remaining two years.

Future minimum payments under this lease are as follows:

2021	$59,712
2022	116,637
2023	103,755
2024	106,863
2025	81,936
Total future minimum lease payments	$468,903

For the six-month periods ended June 30, 2021, the Company incurred $58,830 of rent expense related to this lease.

Lease Agreement – Suite 203 Capistrano Beach, CA

In October 2020, the Company entered into a 3-year operating lease agreement office space in Capistrano Beach, California starting in November 2020. The agreement called for a security deposit of $3,851 and monthly payments of $3,300 for the first year, with subsequent annual rent increases of 3% over the next two years. In lieu of a personal guarantee the company deposited with an additional security deposit amount of $6,600 equal to two months’ rent.

Future minimum payments under this lease are as follows:

2021	$19,998
2022	40,992
2023	35,010
Total future minimum lease payments	$96,000

For the six-month periods ended June 30, 2021, the Company incurred $19,800 of rent expense related to this lease.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Lease Agreement – Suite 202 Capistrano Beach, CA

In November 2020, the Company entered into a 3-year operating lease agreement for office space in Mesa, Arizona starting in January 2021. The agreement called for a security deposit of $3,851 and monthly payments of $3,300 for the first year, with subsequent annual rent increases of 3% over the next two years. In lieu of a personal guarantee the company deposited with an additional security deposit amount of $6,600 equal to two months’ rent.

Future minimum payments under this lease are as follows:

2021	$19,800
2022	40,788
2023	42,012
Total future minimum lease payments	$102,600

For the six-month periods ended June 30, 2021, the Company incurred $19,800 of rent expense related to this lease.

Lease Agreement – Laguna Hills, CA

In January 2021, the Company entered into a 63-month operating lease agreement for pharmacy, office and warehouse space in Laguna Hills, California starting in February 2021. The agreement called for a security deposit of $15,016 and monthly payments of $10,807 for the first year, with subsequent annual rent increases of 3% over the next four years.

Future minimum payments under this lease are as follows:

2021	$54,035
2022	133,250
2023	137,247
2024	141,365
2025	145,606
2026	49,748
Total future minimum lease payments	$661,250

For the six-month periods ended June 30, 2021, the Company incurred $59,087 of rent expense related to this lease.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Lease Agreement – Suite 201 Capistrano Beach, CA

In February 2021, the Company entered into a 3-year operating lease agreement for office space in Capistrano Beach, California starting in March 2021. The agreement called for a security deposit of $3,501 and monthly payments of $3,000 for the first year, with subsequent annual rent increases of 3% over the next two years.

Future minimum payments under this lease are as follows:

2021	$12,000
2022	36,900
2023	33,007
2024	6,365
Total future minimum lease payments	$93,272

For the six-month periods ended June 30, 2021, the Company incurred $12,000 of rent expense related to this lease.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: CONCENTRATIONS

The Company has significant concentrations in its account receivables, where approximately 19.29% of its accounts receivable balance as of June 30, 2021 were held by one pharmacy benefit manager (PBM). This compares to 48% as of December 31, 2020 that was held with one pharmacy services administration organization (PSAO) payor. Should these payors no longer be able to satisfy these obligations to the Company, it would have a significantly adverse effect to the Company.

Approximately 95% of the Company’s products are procured through a single supplier. Should this supplier no longer be willing or able to satisfy the Company’s product needs it could adversely affect the Company’s business.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605-Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2017. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard retroactively effective January 1, 2019 and did not realize any significant impacts to its past or 2019 revenues as a result.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In November 2016, the FASB issued ASU no. 2016-08, Statement of Cash Flow (Topic 230): Restricted Cash (“ASU 2016-18”). The amendment requires that the statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 with early adoption permitted. The ASU is required to be applied on a retrospective basis to all periods presented. The Company adopted this standard effective in these consolidated financial statements, which did not have a material impact on the Company’s consolidated financial statements. The adoption primarily resulted in the inclusion of the restricted cash balances within the overall cash balances and a reconciliation of cash, cash equivalents and restricted cash reported on the balance sheet.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements.

SAFE Agreements

Subsequent to June 30, 2021, the Company issued simple agreements for future equity in exchange for cash investments totaling $1,958,600. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the discount price. Discount rate is 20%.

KISS Agreement

Subsequent to June 30, 2021, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $225,000. The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on maturity date. Discount rate is 20%.

Offering under Regulation A

On August 10, 2021, the Company filed an offering statement pursuant to Regulation A to offer up to 7,002,801 shares of its Series C Preferred Stock at $10.50 per share.